SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         INDUSTRIAL IMAGING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45616N-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                             Neil H. Aronson, Esq.,
              Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C.
                        One Financial Center, 41st Floor
                                Boston, MA 02111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 26, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box..

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages

--------------------------                            --------------------------
CUSIP NO. 45616N-10-D               SCHEDULE 13D             Page 2  of 6 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  CHARLES M. LEIGHTON
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      3,000,000
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             3,000,000
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,000,000
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  27.55%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================


                               Page 2 of 6 pages

         ITEM 1.           SECURITY AND ISSUER

                  This statement relates to the common stock, $.01 par value (the "Common Stock") of Industrial Imaging Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 847 Rogers Street, Lowell, MA 01852.

         ITEM 2.           IDENTITY AND BACKGROUND

                  This  statement  is being  filed by Charles M.  Leighton.  Mr.
         Leighton resides at 51 Vaughn Hill Road, Bolton, MA 01740. Mr. Leighton's present principal occupation is private investor. Mr. Leighton is a citizen of the United States. Mr. Leighton has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Pursuant to the terms of a Stock and Warrant Purchase Agreement between the Company, Imprimis SB, L.P. ("Imprimis SB"), Imprimis Investors LLC ("Imprimis"), Wexford Spectrum Investors LLC ("WSI" and together with Imprimis SB and Imprimis, the "Wexford Affiliates") and Mr. Leighton, dated October 26, 1999, the Wexford Affiliates sold to Mr. Leighton 3,000,000 shares of the Common Stock and warrants to purchase 2,000,000 additional shares of Common Stock owned of record as of such date by the Wexford Affiliates for an aggregate purchase price of $95,000 (the "Purchase Price"). Mr. Leighton used his own personal funds to pay the Purchase Price. Mr. Leighton did not borrow any portion of the Purchase Price and Mr. Leighton is under no obligation to any third party resulting from his use of personal funds to pay the Purchase Price.


         ITEM 4.           PURPOSE OF TRANSACTION

                  Mr. Leighton has purchased securities of the Company for personal investment purposes. Mr. Leighton's purchase of securities of the Company is related to the sale by the Company of substantially all of its assets to an unaffiliated third party, Focus AOI, Inc. ("Focus"). Pursuant to a certain Asset Purchase Agreement dated as of November 1, 1999 (the "APA"), Focus has agreed to pay the Company, not later than four years after the closing of the transaction described in the APA, a certain multiple of the net earnings of the Company's former business (the "Earnout"). A substantial percentage of the Earnout, after satisfaction of certain noteholders' claims, should be available



                                  3 of 6 pages
         for distribution to the Company's shareholders in the form of a cash dividend. Mr. Leighton's purchase of the securities of the Company was conditioned upon the signing of the APA and the inclusion of satisfactory Earnout provisions in the APA.


         ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) Mr. Leighton beneficially owns 3,000,000 shares of Common Stock and warrants to purchase an additional 2,000,000 shares. Mr. Leighton currently owns 27.55% of the Company's issued and outstanding Common Stock.

                  (b) Mr. Leighton has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all of the securities listed in section 5(a).

                  (c) Over the last sixty days, Leighton has not effected any transactions in any security of the Company.

                  (d)      Not applicable.

                  (e)      Not applicable.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Mr. Leighton has acted as a broker on behalf of the Company with respect to the transaction described in the APA. Pursuant to the APA, Mr. Leighton is entitled to receive a certain percentage of the Earnout as a broker's fee.

                  Mr. Leighton has also signed a Stockholder's Voting Agreement and Irrevocable Proxy, pursuant to which Mr. Leighton has assigned to officers of Focus AOI the right and obligation to vote his shares in favor of the transaction described in the APA.



         ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Copies of the following are hereby filed as exhibits:

                  (A) Asset Purchase Agreement dated as of November 1, 1999 between Focus AOI, Inc., AOI International, Inc. and Industrial Imaging Corporation;

                  (B) Stock and Warrant Purchase Agreement dated October 26, 1999 between Industrial Imaging Corporation, Imprimis S.B., L.P., Imprimis Investors LLC, Wexford Spectrum Investors LLC, and Charles M. Leighton; and



                                  4 of 6 pages

                  (C) Stockholder's Voting Agreement and Irrevocable Proxy dated as of October 26, 1999 by and among Focus AOI, Inc., Industrial Imaging Corporation and Charles M. Leighton.







                                  5 of 6 pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   November 23, 1999                                /s/ Charles M. Leighton
                                                         -----------------------
                                                             Charles M. Leighton






                                  6 of 6 pages

                                                                       EXHIBIT A

                            ASSET PURCHASE AGREEMENT


                  THIS ASSET PURCHASE AGREEMENT is made as of November 1, 1999,

BETWEEN

              FOCUS AOI, INC., a corporation incorporated under the laws of the State of Delaware
                                                               (the "PURCHASER")

                                        - and -

              AOI INTERNATIONAL, INC., a corporation incorporated under the laws of the State of Delaware
                                                                         ("AOI")

                                        - and -

              INDUSTRIAL IMAGING CORPORATION, a corporation existing under the laws of the State of Delaware
                                                                  ("INDUSTRIAL")


WHEREAS:

         A. Industrial and its wholly-owned subsidiary, AOI (collectively, the "VENDORS" or the "COMPANIES" and, individually a "VENDOR") are engaged in the business (the "BUSINESS") of developing, manufacturing and distributing the Products for the automated optical inspection of printed circuit boards and for other purposes; and

         B. The Purchaser desires to purchase from the Vendors, and the Vendors desire to sell to the Purchaser, certain of the operating assets of the Business, upon the terms and conditions set forth in this Agreement.

                  NOW THEREFORE in consideration of the foregoing, the covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


            ARTICLE 1 - DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 DEFINITIONS. For purposes of this Agreement, the following terms and phrases shall have the following meanings:

        (a) "AFFILIATE" means, with respect to any Person, any (a) director, officer, manager or general partner of such Person, (b) a spouse, parent, grandparent, sibling or descendant of such Person and (c) any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. The term "control" includes, without limitation, the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

        (b) "ANCILLARY DOCUMENTS" has the meaning ascribed thereto in Section 4.1(b).

        (c) "ASSET ADVANCES" means the aggregate of all amounts advanced by Focus or the Purchaser to or for the benefit of the Vendors pursuant to the provisions of Section 5.10 which are used in whole or in part to purchase any Inventory or Fixed Assets prior to Closing.

        (c) "ASSIGNED CONTRACTS" has the meaning ascribed thereto on Section 2.1(h).

        (d) "BUSINESS DAY" means any day other than a Saturday, a Sunday or a legal holiday on which banks are authorized or required to be closed for the conduct of commercial banking business in Massachusetts or Ontario.

        (e) "CLAIM NOTICE" has the meaning ascribed thereto in Section 11.3.

        (f) "CLOSING" has the meaning ascribed thereto in Section 7.1.

        (g) "CLOSING DATE" has the meaning ascribed thereto in Section 7.1.

        (h) "COMMITMENTS" has the meaning ascribed thereto in Section 2.1(g).

        (i) "CONTRACTS" has the meaning ascribed thereto in Section 2.1(h).

        (j) "EARNOUT AMOUNT" has the meaning ascribed thereto in Section 3.1.

        (k) "EARNOUT PAYMENT" has the meaning ascribed thereto in Section 11.5.

        (l) "EARNOUT SECURITY AGREEMENT" means the security agreement executed by the Purchaser in favour of the Vendor in the form attached hereto as SCHEDULE 1.1(l).

        (m) "EMPLOYMENT AGREEMENTS" has the meaning ascribed thereto in Section 5.6.

        (n) "FINANCIAL STATEMENTS" has the meaning ascribed thereto in Section 4.1(e).

        (o) "FIXED ASSETS" has the meaning ascribed thereto in Section 2.1(d).

        (p) "FOCUS" means Focus Automation Systems Inc.

        (q) "GAAP" has the meaning ascribed thereto in Section 4.1(e).

        (r) "GOODWILL" has the meaning ascribed thereto in Section 2.1(j).

        (s) "GOVERNMENTAL AUTHORITY" means any court, arbitrator, administrative agency or commission, or governmental or regulatory official, department, agency, body, authority or instrumentality, whether Canadian, United States, or of any other foreign country, and whether federal, provincial, state or local.

        (t) "INDEMNIFIED  PARTY"  has the  meaning  ascribed  thereto in Section
            11.3.

        (u) "INDEMNIFYING  PARTY" has the  meaning  ascribed  thereto in Section
            11.3.

        (v) "INDUSTRY  CERTIFICATIONS"  has  the  meaning  ascribed  thereto  in
            Section 4.1(u).

        (w) "INITIAL PAYMENT" has the meaning ascribed thereto in Section 3.1.

        (x) "INVESTOR NOTES" has the meaning ascribed thereto in Section 5.9.

        (y) "INVESTORS" has the meaning ascribed thereto in Section 5.9.

        (z) "INVENTORY" has the meaning ascribed thereto in Section 2.1(a).

        (aa) "ISSUE PRICE" has the meaning ascribed thereto in Section 6.1(d).

        (bb)"KNOWLEDGE OF COMPANIES" or "COMPANIES' KNOWLEDGE" means the actual knowledge of any director, officer or management level employee of the Companies or John Freeman after reasonable enquiry within Companies.

        (cc)"LAWS" means any federal, provincial, state, local, municipal or foreign statute, law, ordinance, regulation, rule, code, order, or other requirement or rule of law.

        (dd)"LETTER OF CREDIT" has the meaning ascribed thereto in Section 6.2(i)(i).

        (ee)"LIABILITY" means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted.

        (ff)"LIABILITY ADVANCES" means the aggregate of all amounts advanced by Focus or the Purchaser to or for the benefit of the Vendors pursuant to the provisions of Section 5.10 which are used to satisfy in whole or in part any Liability of the Vendors existing at the date hereof including, without limitation, (i) the amount of U.S. $135,000 paid to Barry Levine on or about the date of execution of this Agreement; and (ii) U.S. $75,170.10 in respect of employee medical insurance premiums.

        (gg)"LIEN" means any lien, claim, hypothecation, assignment, preference, priority, option, pledge, charge, security interest, mortgage, equitable interest, or other encumbrance of any nature or kind whatsoever.

        (hh)"LOSSES" has the meaning ascribed thereto in Section 11.1.

        (ii)"MATERIAL AGREEMENTS" has the meaning ascribed thereto in Section 4.1(m).

        (jj)"NOTICE PERIOD" has the meaning ascribed thereto in Section 11.3.

        (kk)"ORGANIZATIONAL  DOCUMENTS"  means  the  charter  and  by-laws  of a
            corporation,   including  any  amendments  thereto  or  restatements
            thereof.

        (ll)"PERSON" means any individual, sole proprietorship, general partnership, limited partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, Governmental Authority or other entity.

        (mm)"PRODUCTS" means printed circuit board inspection products, dry film photograph plotters and all associated spare parts developed, manufactured and distributed by the Vendors and all service revenue derived by the Vendors therefrom.

        (nn)"PROPRIETARY RIGHTS" has the meaning ascribed thereto in Section 4.1(l)(i).

        (oo)"PURCHASE PRICE" has the meaning ascribed thereto in Section 3.1.

        (pp)"PURCHASED ASSETS" has the meaning ascribed thereto in Section 2.1.

        (qq)"PURCHASER NOTE" has the meaning ascribed thereto in Section 5.10.

        (rr)"PURCHASER  SECURITY  AGREEMENT" has the meaning ascribed thereto in
            Section 5.10.

        (ss)"RECEIVABLES" has the meaning ascribed thereto in Section 2.1(b).

        (tt)"RELATED PARTY" has the meaning ascribed thereto in Section 4.1(r).

        (uu)"TAX" OR "TAXES" means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, fines, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or other taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, goods and services tax
            (GST), land transfer tax, property, sales, provincial sales tax, use, capital stock, payroll, employment, social security, workers' compensation, unemployment insurance or compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs, and similar charges that are or have been (a) imposed, assessed or collected by or under authority of any Governmental Authority, or
            (b) payable pursuant to any tax sharing agreement or similar contract and all unemployment insurance, health insurance and Canadian, Ontario and other government pension plan premiums.

        (vv)"TAX RETURNS" has the meaning ascribed thereto in Section 4.1(t).

        (ww)"UNRESOLVED  CLAIM"  has the  meaning  ascribed  thereto  in Section
            11.5.

        (xx)"WORKING CAPITAL ADVANCES" means the aggregate of: (i) the aggregate of all amounts advanced or expended by Focus or the
            Purchaser to or for the benefit of the Vendors pursuant to the provisions of Section 5.10 other than Liability Advances and Asset Advances; (ii) all amounts expended by Focus or the Purchaser (or advanced by Focus or the Purchaser to the Vendors) with respect to expenses for the EPC Tradeshow including, without limitation, registration, travel and freight, being approximately Cdn. $80,000;
            (iii) U.S. $45,000 with
            respect to legal fees and disbursements for the Vendors; (iv) U.S. $26,100 with respect to insurance premiums; (v) U.S. $45,704 with respect to premises rent; and (vi) compensation for a Vice-President, Sales responsible for the Business.

        (yy)"YEH/AMODEI  SECURITY AGREEMENT" has the meaning ascribed thereto in
            Section 5.9.

1.2 HEADINGS, SECTIONS. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Exhibits and Schedules attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the term "INCLUDE" shall in all cases mean "INCLUDE, WITHOUT LIMITATION,". Any due diligence review, audit or other investigation or inquiry undertaken or performed by or on behalf of a party shall not limit, qualify, modify or amend the representations, warranties or covenants of, or indemnities made by, any other party pursuant to this Agreement, irrespective of the knowledge and information received (or which should have been received) therefrom by the investigating party, and consummation of the transactions contemplated herein by a party shall not be deemed a waiver of a breach of or inaccuracy in any representation, warranty or covenant or of any party's rights and remedies with regard thereto.

1.3 SCHEDULES. The following are the Schedules attached to and incorporated in this Agreement by reference and are deemed to be an integral part hereof:

            Schedule 1.1(l)         Earnout Security Agreement
            Schedule 2.1(a)         Inventory
            Schedule 2.1(b)         Receivables
            Schedule 2.1(c)         Prepaid Expenses
            Schedule 2.1(d)         Fixed Assets
            Schedule 3.1            Calculation of Earnout Amount
            Schedule 4.1(l)(ii)     Proprietary Rights
            Schedule 4.1(m)         Agreements
            Schedule 4.1(o)         Licenses, Permits and Authorizations
            Schedule 4.1(p)         Companies' Warranties
            Schedule 4.1(r)         Related Parties
            Schedule 4.1(s)         Companies' Insurance Policies
            Schedule 4.1(t)         Taxes
            Schedule 4.1(u)         Industry Certifications
            Schedule 5.6            List of Key Employees
            Schedule 5.9            Investor Notes, Yeh/Amodei Security
                                    Agreement and First Intercreditor Agreement
            Schedule 5.10           Purchaser Note, Purchaser Security Agreement
                                    and Collateral Assignment of Patents
            Schedule 5.11           Second Intercreditor Agreement
            Schedule 6.1(d)         Form of Warrants
            Schedule 7.2(e)         Opinion of Counsel to the Companies
            Schedule 7.3(d)         Opinion of Counsel to the Purchaser

                          ARTICLE 2 - PURCHASE AND SALE

2.1 AGREEMENT OF PURCHASE AND SALE. Subject to the terms and conditions hereof, at the Closing, the Vendors shall sell, assign, convey, transfer and deliver to the Purchaser and the Purchaser shall purchase from the Vendors all right, title and interest of the Vendors in and to the following assets (the "PURCHASED ASSETS"):

         (a) all of the packaging, supplies, raw materials, work in progress, finished goods inventories, components and repair and replacement parts used in the Business as at Closing as listed on SCHEDULE 2.1(a) (the "INVENTORY");

         (b) all notes and accounts receivable and other receivables of any kind relating to the Business as at Closing as listed on
                  SCHEDULE 2.1(b) (the "RECEIVABLES");

         (c) all prepaid expenses and deposits relating to the Business as at Closing, including, without limitation, all prepaid taxes and water rates, all prepaid purchases of gas, oil and hydro, and all prepaid lease payments as at Closing as listed on
                  SCHEDULE 2.1(c) (the "PREPAID EXPENSES");

         (d) all of the fixed assets, machinery, manufacturing equipment, laboratory and testing equipment, demonstration instruments and equipment, office equipment, furniture and motor vehicles used in the Business, as at Closing as listed on SCHEDULE 2.1(d) but, for greater certainty, excluding all equipment used by the Vendors pursuant to capital leases (the "FIXED ASSETS");

         (e) all Proprietary Rights, as defined in Section 4.1, owned or licensed in connection with the Business to the extent transferable by the Companies;

         (f) all of the books and records directly related to the Products, the Business and the Purchased Assets, including, but not limited to, customer and supplier lists and records, account histories, sales and pricing information, records relating to marketing programs and training programs, and manufacturing and quality control records ("BOOKS AND RECORDS");

         (g) the purchase and sales orders and commitments issued to and the purchase and sales orders and commitments (or the portions thereof) issued by either Vendor related to the Products, the Purchased Assets, or the Business which the Purchaser, in its sole discretion, assumes on Closing (the "COMMITMENTS");

         (h) the leases, capital leases, contracts, agreements and commitments related to the Products, the Purchased Assets or the Business to the extent transferable, which the Purchaser, in its sole discretion, assumes on Closing (the "CONTRACTS" and, together with the Commitments, the "ASSIGNED CONTRACTS");

         (i) all of the sales literature, brochures, training manuals and related materials and advertising and promotional materials that are related to the Products, the Purchased Assets and the Business ("SALES MATERIALS");

         (j) all goodwill of the Companies and information and documents relevant thereto, including, without limitation, lists of customers and suppliers, phone numbers, web sites, e-mail addresses, credit information, research materials and development files ("GOODWILL");

         (k) all registrations, permits, licenses, or approvals of any nature, or grandfathered practices or other authorizations related to the Products, the Purchased Assets or the Business to the extent transferable of which the Purchaser, in its sole discretion, requests transfer ("LICENCES");

         (l) The listings of Inventory, Receivables, Prepaid Expenses and Fixed Assets on SCHEDULES 2.1(a), (b), (c) and (d), respectively, are current as of the dates specified thereon. Ten Business Days prior to Closing, lists of Inventory, Receivables, Prepaid Expenses and Fixed Assets as of such date shall be delivered to the Purchaser. On Closing, lists of Inventory, Receivables, Prepaid Expenses and Fixed Assets as of the Closing Date shall be attached hereto, as SCHEDULES 2.1(a), (b), (c) and (d), respectively, and shall include, without limitation, all Inventory and Fixed Assets purchased by the Vendors with the Asset Advances and all of the provisions of this Agreement shall apply thereto.

2.2 TRANSFER OF TITLE TO THE PURCHASED ASSETS. The sale and delivery by the Vendors of the Purchased Assets shall be made at the Closing, upon payment of the Initial Payment by the Purchaser, by such bills of sale, assignments, licenses, endorsements and other appropriate instruments of transfer as shall be necessary to vest in the Purchaser, as of the Closing Date, all right, title and interest of the Vendors in and to the Purchased Assets, free and clear of all Liens.

2.3 TRANSFER OF CONTRACTS. Nothing in this Agreement shall be construed as an attempt to assign any Purchased Asset which is by its terms or by Law nonassignable without the consent of the other party or parties thereto, unless such consent shall have been given or as to which all the remedies for the enforcement thereof enjoyed by the Vendors would, as a matter of Law, pass to the Purchaser as an incident of the assignments provided for by this Agreement. In the event (a) any Purchased Asset either does not permit or expressly prohibits the assignment by the Vendors of their rights and obligations thereunder, (b) the Vendors have not obtained the necessary written consents to an assignment from all parties to any Purchased Asset prior to the Closing, or (c) direct assumption of any Purchased Asset is not practical, the Purchaser shall hold the Vendors harmless with respect to all obligations of the Vendors payable and performable after the Closing Date in connection with such Purchased Asset and the Vendors shall hold the benefits and privileges of such Purchased Asset arising after the Closing Date in trust for the Purchaser and cooperate with the Purchaser in any reasonable arrangement designed to provide for the Purchaser the benefits with respect to such Purchased Asset. Such arrangements shall include, but not be limited to, the appointment of the Purchaser as attorney in fact for the Vendors.

2.4     COMPANIES'   LIABILITIES.   The   Companies   shall  retain  and  remain
        responsible for all of the Companies' Liabilities, including:

         (a)      all Liabilities of the Companies for borrowed money;

         (b) all Tax Liabilities of the Companies (including claims not yet filed);

         (c) all general liability claims, including, without limitation, product liability, personal injury or property damage claims in respect of pre-Closing acts or omissions of the Companies or any predecessor or Affiliate of the Companies;

         (d) all Liabilities relating to any litigation involving the Companies;

         (e)      all environmental Liabilities of the Companies;

         (f) all labour relations, employee related and employee benefit Liabilities of the Companies;

         (g) all accounts payable and accrued expenses of the Companies related to the Products, the Purchased Assets or the Business and which arise or relate to the period prior to the Closing Date;

         (h) all Liabilities associated with Products sold prior to the Closing Date, including, without limitation, and except as provided in Section 5.8, all warranty repair or replacement obligations of the Companies with respect to such Products;

         (i) any Liabilities resulting from the operation of the Business by the Companies on or prior to the Closing Date; and

         (j) any suits, actions or claims which arise or relate to the period prior to the Closing Date alleging infringement by the Companies of Proprietary Rights held by others.

                           ARTICLE 3 - PURCHASE PRICE

3.1 PURCHASE PRICE. The aggregate purchase price for the Purchased Assets shall be equal to the aggregate of US$1,000,000 (less the amount of Liability Advances as at Closing together with interest thereon to Closing as provided in the Purchaser Note) (the "INITIAL PAYMENT") and the earnout amount (the "EARNOUT AMOUNT"), calculated and paid pursuant to SCHEDULE 3.1 hereof (collectively, the "PURCHASE PRICE").

3.2 PAYMENT OF THE PURCHASE PRICE AND SECURITY. At the Closing, the Purchaser shall pay to the Vendors the Initial Payment (allocated between the Vendors as specified by them in writing). The Earnout Amount shall be paid in accordance with the terms of SCHEDULE 3.1 hereof (allocated between the Vendors as specified by them in writing). As security for the Earnout Amount, the Purchaser at Closing shall deliver to the Vendors the Earnout Security Agreement. The Vendors hereby acknowledge that Focus is not providing any guarantee or security with respect to the Purchase Price.

3.3 ALLOCATION OF PURCHASE PRICE. The Purchaser shall allocate the Purchase Price among the Purchased Assets covered by this Agreement as follows:

         Inventory                  the lesser of fair market  value and cost of
                                    the   Inventory,   as  agreed   between  the
                                    Companies and the Purchaser prior to Closing

         Receivables                the net book value of  Receivables  less any
                                    allowance    therefor   as   determined   in
                                    accordance with GAAP

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
         Prepaid Expenses           the face amount of the Prepaid Expenses

         Fixed Assets               the lesser of fair market value and net book
                                    value of the Fixed Assets, as agreed between the Companies and the Purchaser prior to Closing

         Proprietary Rights         $1

         Books and Records          $1

         Commitments                $1

         Contracts                  $1

         Sales Materials            $1

         Goodwill                   $1

         Licences                   $1

         To the extent the aggregate of the amounts calculated  pursuant to this
         Section 3.3 is in excess of $1,000,000, the Parties agree that the portion of the Purchase Price allocated to Fixed Assets shall be reduced by the amount of such excess.

         To the extent that the aggregate of the amounts calculated  pursuant to
         Section 3.3 is less than $1,000,000 and the Purchaser waives the conditions contained in subsection 6.2(k), the Parties agree that the portion of the Purchase Price allocated to Goodwill shall be increased by such shortfall.

         The Purchaser acknowledges that the amount of the Initial Payment shall not be affected by the allocation determined pursuant to subsections
         3.3 and 3.4.

3.4 DETERMINATION OF ALLOCATION. The listings of Inventory, Receivables and Fixed Assets to be attached hereto pursuant to section 2.1 hereof as SCHEDULES 2.1(a), (b) and (d), respectively, shall specify, on an item-by-item basis, the amount to be allocated thereto, calculated as specified in Section 3.3.

         If the Purchaser disagrees with such allocations, within 30 days of the Closing, such dispute shall be submitted for determination to an independent firm of chartered accountants, mutually agreed to by the Vendors and Purchaser, failing such agreement, to Ernst & Young LLP. Such determination shall be final and binding on the Parties. Each of the Vendor and Purchaser shall bear the costs of its respective accountants and other advisors and the costs of the independent firm of chartered accountants shall be borne equally between the Vendors and the Purchaser.

3.5 FILINGS. Each party shall file in mutually agreeable form all returns and elections required or desirable under the Internal Revenue Code of 1986, as amended (the "CODE") in a manner consistent with foregoing allocation of the Purchase Price.

3.6 IRREVOCABLE DIRECTION. The Vendors hereby irrevocably direct the Purchaser to pay, out of

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

         the Earnout Amount, pursuant to and in accordance with SCHEDULE 3.1 at the time the Earnout Amount shall become payable, the amounts to Mr. Charles M. Leighton and the amounts to Mr. Gene Weiner specified in
         SCHEDULE 3.1 and to pay the remainder of the Earnout Amount, if any, to the Vendors (allocated between the Vendors as specified by them in writing).

                   ARTICLE 4 - REPRESENTATIONS AND WARRANTIES

4.1 REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANIES. The Vendors hereby jointly and severally represent and warrant to the Purchaser, as of the date hereof (except as set forth below) and as of the Closing Date, and acknowledges that the Purchaser is relying on same for purposes of completing this transaction, as follows:

         (a) ORGANIZATION, STANDING AND QUALIFICATION. Each of the Vendors shall be, at Closing, a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of the Vendors shall, at Closing (i) have full right, power and authority to carry on the Business as now being conducted and to own or lease and operate its properties as and in the places where the Business is now conducted, and
                  (ii) be duly qualified, licensed and authorized to do business and in good standing in each jurisdiction where the nature of the activities conducted by it or the character of the properties owned, leased or operated by it in connection with the Business require such qualification, licensing or authorization.

         (b) AUTHORITY. Each of the Vendors has full corporate power and authority to enter into and deliver this Agreement and each of the other agreements, certificates, instruments and documents contemplated hereby (collectively, the "ANCILLARY DOCUMENTS") to which either Vendor is a party, and to carry out the transactions contemplated hereby and thereby. Each of the Vendors has properly taken or shall have properly taken by the Closing Date all corporate action required to be taken by it with respect to the execution and delivery of this Agreement and each of the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby.

         (c) EXECUTION AND DELIVERY. This Agreement and each Ancillary Document to which either of the Vendors is a party has been duly authorized, executed and delivered by either Vendor and constitutes a legal, valid and binding obligation of the Vendors, enforceable against such Vendor in accordance with its respective terms and conditions, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereinafter in effect affecting creditors' rights generally or by general principles of equity.

         (d) NO CONFLICTS. The execution, delivery and performance by the Companies of this Agreement and each of the Ancillary
                  Documents to which either Vendor is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not violate, conflict with or result in the breach of any material term, condition or provision of, or, to the best of the Companies' Knowledge, require the consent of any Person under, or give rise to the right to accelerate or terminate, or result in the creation or right to create any Lien upon the Purchased Assets under, (i) any Law to which either Vendor or any of its assets or properties is subject, (ii) any judgment, order, writ, injunction, decree or award of any Governmental Authority to which either Vendor is subject,
                  (iii) any of the Companies' Organizational Documents or (iv) any license, agreement, commitment or other instrument or document to which either Vendor is a party or by which either Vendor or any of its assets or properties is otherwise bound. To the best of the Companies' Knowledge, no authorization, approval or consent of, release from, and no registration or filing with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance of this Agreement or any Ancillary Document by the Vendor or Industrial.

         (e) FINANCIAL STATEMENTS. The Companies have previously delivered to the Purchaser true and correct copies of: (i) the audited financial statements for the years ended March 31, 1998, 1997 and 1996; and (ii) the unaudited financial statements of the Companies to March 31, 1999 (collectively, the "FINANCIAL STATEMENTS"). The Financial Statements have been prepared from and are consistent with the books, records and accounts of the Companies, have been prepared in accordance with generally accepted accounting principles used in the United States ("GAAP"), consistently applied throughout the periods indicated (subject, in the case of the interim financial statements, to normal year-end adjustments and information which would normally be contained in footnotes to financial statements) and fairly present, as of the dates and for the periods referred to therein, the Companies' consolidated financial position and results of operations. The books and records of the Companies accurately record all material transactions during the periods covered by the annual Financial Statements, the interim financial statements and since March 31, 1998.

         (f) ABSENCE OF UNDISCLOSED LIABILITIES. Since March 31, 1999, the Companies have not incurred any Liabilities except in the ordinary course of business.

         (g) ABSENCE OF CHANGES. Since March 31, 1999, the Companies have carried on the Business in the ordinary course in substantially the same manner as heretofore conducted and have: (i) not sold or disposed of any of the Purchased Assets, except sales or dispositions of Inventory in the ordinary course of business; (ii) preserved and maintained the Proprietary Rights and other intangible assets related to the Business; (iii) performed in all material respects all of the Companies' obligations under the Material Agreements as defined in this Section 4.1; and (iv) performed all obligations with respect to all employees of the Vendor. Since March 31, 1999, there has not been any damage, destruction or other casualty loss to or forfeiture of any of the Purchased Assets (whether or not covered by insurance) which would be material to the Business taken as a whole.

         (h) TITLE TO ASSETS. At Closing, the Purchased Assets shall be free and clear of all Liens other than the Liens to be created by the Purchaser Security Agreement. The Purchased Assets constitute substantially all the assets used in or necessary to the conduct of the Business as presently conducted.

         (i) RECEIVABLES. All of the Receivables of the Business, including those arising since March 31, 1999, with respect to the Business, to the best of the Companies'

                  Knowledge, are bona fide, are not subject to any rights of set-off and have arisen or were acquired in the ordinary course of business and in a manner consistent with the regular credit practices of the Business; (ii) the provisions for doubtful accounts reserved on the books of the Business since March 31, 1999, have been determined in good faith and in accordance with GAAP; and (iii) since March 31, 1999, the Companies have not canceled, reduced, discounted, credited or rebated or agreed to cancel, reduce, discount, credit or rebate, in whole or in part, any Receivables except in the ordinary course of business. SCHEDULE 2.1(b) is a complete list of all Receivables as at the date thereof.

         (j) INVENTORY. (i) The Inventory was acquired in the ordinary course of business and in a manner consistent with the regular inventory practices of the Business; (ii) the Inventory consists solely of quantities and qualities usable, salable and merchantable by the Business in the ordinary course of business, free from material defect, and is maintained at normal levels consistent with business needs; (iii) the Companies have not received any notice, and have no reason to believe, that any customer could claim any right to return any material amount of the Products sold by either Company for credit or refund pursuant to any agreement, understanding or practice; (iv) no Inventory is now stored with a bailee, warehouseman or similar party; and (v) except as specified on
                  SCHEDULE 2.1(a), no Inventory is held by the Business on consignment from other Persons or is held by other Persons on consignment from the Business. SCHEDULE 2.1(a) is a complete list of all Inventory as at the date thereof. At least 80% of all Inventory (based on the cost thereof on the books of the Vendors) is located at 847 Rogers Street, Lowell, Massachusetts.

         (k) TANGIBLE ASSETS. To the best of the Companies' Knowledge, the tangible property owned or leased by the Companies in connection with the Business (other than buildings, structures and facilities) (i) is in good operating condition and repair, reasonable wear and tear excepted if consistent with age; (ii) is fit for its intended purpose and usable in the ordinary course of business; and (iii) conforms in all material respects to all applicable Laws relating to its use or operation. SCHEDULE 2.1(c) is a complete list of all Fixed Assets as at the date thereof.

         (l)      PROPRIETARY RIGHTS.

                  i) The Companies own or possess licenses or other rights to use all trademarks, trade and business names, service marks, service names, copyrights, patents, processes, methods of production, trade secrets, know-how, technologies and inventions (whether or not patentable), including all rights therein provided by international treaties or conventions (collectively, "PROPRIETARY RIGHTS"), that are applicable to the conduct of the Business as currently conducted.

                  ii) SCHEDULE 4.1(l)(ii) sets forth a true and complete list of all trademarks, trade and business names, service marks, service names, copyrights and patents included in the Proprietary Rights used in the Business (identifying which are owned and which are licensed), including all registrations or applications for registration thereof and all agreements relating thereto.

                  iii) To the best of the Companies' Knowledge, the Companies are not required to pay any royalty, license fee or similar compensation in connection with the use of any of the Proprietary Rights in the conduct of the Business.

                  iv) To the best of the Companies' Knowledge, the Companies have not, in the conduct of the Business, interfered with, infringed upon, misappropriated or otherwise come into conflict with the intellectual property rights of any other Person or committed any acts of unfair competition and no claims have been asserted by any Person alleging such interference, infringement, misappropriation, conflict or act of unfair competition.

                  v) To the best of the Companies' Knowledge, no Person is infringing upon any of the Proprietary Rights used in the Business, and the Companies have not notified any Person that it believes that such Person is interfering with, infringing, misappropriating or otherwise acting in conflict with any of such Proprietary Rights or engaging in any act of unfair competition.

                  vi) To the best of the Companies' Knowledge, there are no Proprietary Rights that have been developed by any consultant or employee of the Business that have not been transferred to, or are not owned free and clear of any Liens by, the Companies.

                  vii) To the best of the Companies' Knowledge, the Companies have taken reasonable and practicable steps (including, without limitation, entering into confidentiality and nondisclosure agreements with all officers, directors and employees of and consultants to the Companies with access to or knowledge of the Proprietary Rights used in the Business) designed to safeguard and maintain the secrecy, confidentiality and proprietary nature of the Proprietary Rights used in the Business.

                  viii) To the best of the Companies' Knowledge, the Companies have taken (or has ensured that the owner thereof has taken) all necessary action in all appropriate jurisdictions to register and maintain the registration of all of the Proprietary Rights used in the Business that may be registered.

         (m) AGREEMENTS. SCHEDULE 4.1(m) lists all leases, contracts, agreements and commitments related to the Products, the Purchased Assets or the Business to which the Companies are a party or by which the Companies are bound and which involve the payment or receipt of sums in excess of US $5,000 per year in the aggregate (the "MATERIAL AGREEMENTS"). With respect to each of the Material Agreements which is an Assigned Contract:
                  (i) a true and correct copy, or if a copy is not available, a summary thereof, has been delivered to the Purchaser; (ii) each is in full force and effect, without breach or default by the Vendor or Industrial, or, to the best of the Companies'

                  Knowledge, any other party thereto; (iii) to the best of the Companies' Knowledge, each is valid and legally binding against the Vendor and/or Industrial and, to the best of the Companies' Knowledge, the other parties thereto; (iv) to the best of the Companies' Knowledge, there are no unresolved disputes with respect to any of them; and (v) to the best of the Companies' Knowledge, no notice has been received regarding termination of any of them.

         (n) LITIGATION. There is no claim, legal action, suit, arbitration or other proceeding pending against or relating to either Vendor and involving the Business or any of the Purchased Assets. As of the Closing Date, neither the Vendor, the Business nor any of the Purchased Assets shall be subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

         (o) COMPLIANCE WITH LAWS. To the best of the Companies' Knowledge, the Companies have obtained all material licenses, permits and other authorizations from all applicable Governmental Authorities necessary for the conduct of the Business as currently conducted. SCHEDULE 4.1(o) hereto sets forth a true and complete list of all such licenses, permits and other authorizations obtained by the Companies, each of which is in full force and effect. The Companies are in material compliance, and have complied, with all Laws applicable to the Business and the Purchased Assets and has not received any notice of any violation thereof.

         (p) PRODUCTS AND WARRANTIES. The Products conform in all material respects to all literature, product descriptions or other written material of the Companies, and any warranties granted by the Companies therewith. Set forth as SCHEDULE 4.1(p) are copies of the Companies' warranties for the Products sold in the past five years and a written statement describing customer service policies and any recurring warranty problems for the Products. The Companies do not have any outstanding contracts or proposals for the Products which depart from the warranties and customer service policies and practices described in such written warranties and customer service policies.

         (q) ENVIRONMENTAL MATTERS. To the best of the Companies' Knowledge, the Companies' operation of the Business is in material compliance with all applicable Laws relating to hazardous substances, wastes, discharges, emissions, disposals, dumping, burial or other forms of pollution, and the Companies have received no written notice of any violation or alleged violation thereof in connection with the operation of the Business. The Companies have obtained all material environmental, health and safety permits required by any Governmental Authority for the operation of the Business as currently conducted and has complied with all of the terms and conditions of all such permits.

         (r) RELATED PARTY TRANSACTIONS. Except as set forth on SCHEDULE 4.1(r), no Related Party is directly or indirectly a party to any contract or other arrangement (whether written or oral) with either Vendor providing for services (other than as an employee of the Companies), products, goods or supplies, rental of personal property, or otherwise requiring payments from or to the Companies with respect to the Business. For purposes hereof, the term "RELATED PARTY" shall mean a director or officer of either Vendor or any member of his immediate family or any corporation, partnership, other business entity or trust in which he or any member of his immediate family has greater than a ten percent (10%) interest, or of which he or any member of his immediate family is an officer, director, general partner or trustee.

         (s) INSURANCE. SCHEDULE 4.1(s) sets forth, as of the date hereof (and to be updated as of the Closing Date to reflect any changes), the Vendors' currently effective insurance policies with respect to the Purchased Assets and the Business (including property, casualty, liability (general, products and directors' and officers' and workers' compensation) listing for each policy the identity of the insurance carrier, the policy period, the limits and retentions and any special exclusions. Such policies are currently in full force and effect and neither Vendor has received any notice of termination on the part of the insurance carriers. The Purchased Assets are insured with respect to loss due to fire and other risks.

         (t) TAXES. Except as set forth in SCHEDULE 4.1(t), the Companies have filed when due (taking into account permitted extensions) with the appropriate Governmental Authorities all tax returns, estimates and reports required to be filed in respect of the Business or the Purchased Assets ("TAX RETURNS"), all of which Tax Returns are true and complete. Except as set forth in
                  SCHEDULE 4.1(t), the Companies have fully reported and has fully paid when due and will continue to report and pay when due all federal, state, and local Taxes of every kind, nature and description that are due and payable or accrued with respect to the Business. The Companies have all documentation (including exemption certificates from customers) necessary to support the exemptions, deductions or special Tax rates claimed on its Tax Returns for sales/use, excise or similar gross receipt Taxes.

         (u)      INDUSTRY  CERTIFICATIONS.  Set forth on  SCHEDULE  4.1(u) is a list of all safety, manufacturing, quality and similar certifications and approvals with respect to the Business and each of the products manufactured, assembled, distributed or sold by either Vendor in connection with the Business, and processes relating thereto, which are currently in effect (collectively, the "INDUSTRY CERTIFICATIONS"). Each of the Industry Certifications is validly issued and in full force and effect. The Companies and each of the products manufactured, assembled, distributed or sold by the Vendors with respect to the Business, and processes relating thereto, are in full compliance with the terms and requirements of any Industry Certification applicable thereto.

         (v) NO YEAR 2000 PROBLEM. To the best of the Companies' Knowledge, none of the computer software used by the Vendors, or licensed by the Vendors to any third party, in connection with the Business, and none of the computer software or hardware in any of the Products, contains any date fields or codes which could cause such computer software or hardware to fail to perform any of its intended functions in a proper manner in connection with the date change occurring on January 1, 2000. To the best of the Companies' Knowledge, such computer hardware and software is capable of correctly processing all dates, whether such dates are in the twentieth century, the twenty-first century or otherwise, and, without limiting the generality of the foregoing, can,

                  i) manage and manipulate data involving dates, including single century formulas, and will not cause abnormal abend or abort with the application or result in the generation of incorrect values or invalid output involving such dates,

                  ii)      provide   that  all   date-related   user   interface
                           functionalities   and   data   fields   include   the
                           indication of the correct and intended century,

                  iii)     provide    that   all    date-related    systems   or
                           application-to-application       data       interface
                           functionalities will include the indication of the correct and intended century to the extent that sending or receiving systems or applications can send or receive such information correctly, and

                  iv) can recognize the year 2000 as a leap year for all data processing purposes.

         (w) BROKERAGE FEES. Other than Charles M. Leighton and Gene Weiner, the fees of each of whom shall be paid by the Vendors in the manner described in Section 3.6, the Vendors have not engaged or authorized any broker, investment banker or other Person to act on its behalf, directly or indirectly, as a broker or finder who might be entitled to a fee, commission or other remuneration in connection with the transactions contemplated by this Agreement. The fees payable to Charles M. Leighton as described in SCHEDULE 3.1 shall be paid directly to him by the Purchaser from the Earnout Amount in the manner described in Section 3.6.

4.2 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser hereby represents and warrants to the Vendors, as of the date hereof and as of the Closing Date, and acknowledges that the Vendors are relying on same for purposes of completing this transaction, as follows:

         (a) ORGANIZATION. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

         (b) AUTHORITY. The Purchaser has full corporate power and authority to enter into this Agreement and each of the Ancillary Documents to which the Purchaser is a party, and to carry out the transactions contemplated hereby and thereby. The Purchaser has properly taken all corporate action required to be taken by the Purchaser with respect to the execution and delivery of this Agreement and each of the Ancillary Documents to which the Purchaser is a party, and the consummation of the transactions contemplated hereby and thereby.

         (c) EXECUTION AND DELIVERY. This Agreement and each of the Ancillary Documents to which the Purchaser is a party has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its respective terms and conditions, except as enforceability thereof may be limited by any applicable bankruptcy, reorganization, insolvency or other similar Laws affecting creditors' rights generally or by general principles of equity.

         (d) NO CONFLICTS. The execution, delivery and performance by the Purchaser of this Agreement and each of the Ancillary
                  Documents to which the Purchaser is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not violate, conflict with or result in a breach of any term, condition or provision of, or require the consent of any Person under, (i) any Law to which the Purchaser is subject, (ii) any judgment, order, writ, injunction, decree or award of any Governmental Authority to which the Purchaser is subject, (iii) any of the Purchaser's Organizational Documents or (iv) any license, agreement, commitment or other instrument or document to which the Purchaser is a party or by which the Purchaser is otherwise bound. No authorization, approval or consent of, and no registration or filing with, any Governmental Authority is required in connection with the execution, delivery or performance by the Purchaser of this Agreement or any of the Ancillary Documents to which the Purchaser is a party.

         (e) LITIGATION. There is no claim, legal action, suit, arbitration or other proceeding pending, or to the best of the Purchaser's knowledge, threatened against or relating to the Purchaser which, if adversely determined, would have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or any of the Ancillary
                  Documents  to  which  the  Purchaser  is  a  party,  or  would otherwise prevent, hinder or delay consummation of the transactions contemplated herein or therein.

                          ARTICLE 5 - CERTAIN COVENANTS

5.1 CONDUCT OF VENDOR PENDING THE CLOSING. Each of the Vendors covenants and agrees that, prior to the Closing, except as contemplated by this Agreement, it shall:

         (a) conduct the Business in the usual, regular and ordinary course consistent with the representations and warranties made in
                  Section 4.1 and prior to Closing, shall not sell or dispose of any of the Purchased Assets or terminate any of the Assigned Contracts;

         (b) use its best efforts to maintain and preserve its business organization and its relationships with customers, suppliers, distributors, agents and others having business dealings with the Business and retain the services of its officers and employees with respect to the Business; and

         (c) promptly advise the Purchaser if at any time following the date hereof but prior to Closing: (i) any warrants or options with respect to the shares of the Companies have been exercised and the aggregate number of shares into which such warrants and/or options are exercisable exceeds 5% of the number of shares outstanding prior to execution of this Agreement, and (ii) any such warrants or options are exercised subsequent to the exercise described in (i).

5.2 NO SOLICITATION. Neither Vendor shall, directly or indirectly, initiate contact with, solicit, encourage or participate in any way in discussions or negotiations with, or provide any information or assistance to, any Person (other than the Purchaser) concerning any acquisition of the Business or the Purchased Assets. The Vendors shall promptly communicate to the Purchaser the terms of any proposal or contact that either Vendor receives in respect of any such transaction.

5.3 REASONABLE EFFORTS; FURTHER ASSURANCES. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use all reasonable efforts to take or cause to be taken all action, and to do or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including using reasonable efforts to (a) obtain all consents, releases or approvals referred to in Section 6.2(d), and (b) fulfill or cause the fulfillment of the conditions to Closing set forth in Article 6. In case at any time after the Closing Date any further action is reasonably necessary or desirable to carry out the purposes of this Agreement, the Companies and the Purchaser shall take such further action without additional consideration.

5.4      ACCESS AND INFORMATION.

         (a)      Prior  to the  Closing,  the  Companies  shall  afford  to the
                  Purchaser and its accountants, counsel and other representatives full access upon reasonable prior notice and during normal business hours to all of the properties, books, accounts, records, contracts, and personnel relating to the Business and, during such period, each of the Vendors shall, and shall cause its accountants, counsel and other representatives to, furnish promptly to the Purchaser and its representatives all information concerning the Business as the Purchaser or its representatives may reasonably request.

         (b) After the Closing, the Purchaser shall afford to the Vendors and their accountants, counsel and other representatives access to the books, records and personnel of the Purchaser with respect to matters relating to the Business prior to the Closing Date to the extent that the Vendors have a reasonable need for the same (e.g., for Tax purposes or for purposes of defending claims) and provided that such access does not unreasonably interfere with the operations of the Business.

5.5 NOTIFICATION OF CERTAIN MATTERS. Each of the parties shall promptly notify the other parties in writing:


         (a) if, subsequent to the date of this Agreement and prior to the Closing Date, it becomes aware of the occurrence of any event or the existence of any fact that renders any of the representations and warranties made in Section 4.1 or 4.2 inaccurate or untrue in any respect;

         (b) of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement; or

         (c) of any notice or other communication from any Governmental Authority in connection with the transactions contemplated hereby.

5.6 EMPLOYMENT AGREEMENTS. Contemporaneously with the execution of this Agreement, the Purchaser shall enter into employment agreements or consulting agreements (as specified on Schedule 5.6) with each of the employees of the Vendors listed on Schedule 5.6 (other than Wim van de Kerkof) on terms satisfactory to the Purchaser (collectively, the "Employment Agreements").

5.7 PUBLIC ANNOUNCEMENTS. No party will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other party hereto; provided, however, that nothing herein will prohibit any party from issuing or causing the publication of any such press release or public announcement to the extent that such party is advised by its legal counsel that such action is required by law, in which case the party making such determination will use reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of its issuance.

5.8 WARRANTY FULFILLMENT. After the Closing, to the extent that the Companies refuse or are unable to fulfill the obligations of the Companies under any outstanding warranties with respect to Products sold by the Vendors prior to the Closing Date, the Purchaser shall have the right, but not the obligation, to fulfill such obligations on behalf of the Companies at the Purchaser's expense.

5.9 LOANS BY DR. YEH AND DR. AMODEI. Contemporaneously with the execution of this Agreement: (a) Dr. Hsuan Yeh and Dr. Juan Amodei (the "INVESTORS") shall make term loans in the amount of U.S.$300,000 (U.S. $200,000 from Dr. Yeh and U.S. $100,000 from Dr. Amodei) to the
         Purchaser evidenced by promissory notes (the "YEH/AMODEI NOTES") attached hereto as SCHEDULE 5.9 with interest payable at 10% per annum, with the interest payable semi-annually, and with the principal payable 3 years from the anniversary date of Closing, secured by a security agreement granted by the Purchaser and charging all assets of the Purchaser (the "YEH/AMODEI SECURITY AGREEMENT") attached hereto as
         SCHEDULE 5.9; and (b) Focus, the Investors and the Purchaser shall enter into an intercreditor agreement in the form attached hereto as
         SCHEDULE 5.9 (the "FIRST INTERCREDITOR AGREEMENT") providing that (i) the security interests granted by the Purchaser to Focus, and (ii) the security interests granted by the Purchaser to the Investors pursuant to the Yeh/Amodei Security Agreement shall rank pari passu and both such security interests shall be subordinate to any security interests granted by the Purchaser to one or more financial institutions from time to time. The First Intercreditor Agreement shall also provide that in the event that Focus guarantees any of the indebtedness of the Purchaser to one or more financial institutions and Focus subsequently makes a payment to such financial institution pursuant to such guarantee, Focus shall rank ahead of the security interests described in (i) and (ii) above to the extent of the amounts paid by Focus to such financial institutions.

5.10 LOAN BY PURCHASER. Contemporaneously with the execution of this Agreement and from time to time prior to Closing, the Purchaser may (but is under no obligation to do so) make a loan or loans to the Vendors upon the terms contained in the promissory note (the "PURCHASER NOTE") attached hereto as SCHEDULE 5.10 and secured by a security agreement granted by the Vendors and charging all assets of the Vendors together with a collateral assignment of patents (collectively, the "PURCHASER SECURITY AGREEMENT") attached hereto as SCHEDULE 5.10. Contemporaneously with the execution of this Agreement, counsel to the Vendors shall deliver to the Purchaser an opinion with respect to the creation of a valid security interest by the Purchaser Security
         Agreement and the enforceability of the Purchaser Note and the Purchaser Security Agreement. Contemporaneously with the execution of this Agreement, the Vendors shall obtain (i) an agreement from Dr. Yeh providing that his existing security against the Vendors applies only to the equipment listed on SCHEDULE 5.10; (ii) a release from Barry Levine with respect to all security and claims against the Vendors and a UCC-3 termination statement in respect of UCC registrations with respect to such security.

5.11 SECOND INTERCREDITOR AGREEMENT. Upon Closing, Focus, the Investors, the Purchaser and the Vendors shall enter into an intercreditor agreement in the form attached hereto as SCHEDULE 5.11 (the "SECOND INTERCREDITOR AGREEMENT") providing that (i) the security interests granted by the Purchaser to the Vendors pursuant to the Earnout Security Agreement shall rank ahead, to the extent of U.S. $1,000,000, of the security interests granted by the Purchaser to the Investors pursuant to the Yeh/Amodei Security Agreement and the security interests granted by the Purchaser to Focus, (ii) except for the priority described in (i), all of the security interests described in (i) shall rank pari passu, and
         (iii) all of the security interests in (i) shall rank subordinate to any security interests granted by the Purchaser to one or more financial institutions from time to time. The Second Intercreditor Agreement shall also provide that in the event that Focus guarantees any of the indebtedness of the Purchaser to one or more financial institutions and Focus subsequently makes a payment to such financial institution pursuant to such guarantee, Focus shall rank ahead of the security interests described in (i) above to the extent of the amounts paid by Focus to such financial institutions. Upon Closing, the Purchaser shall execute a collateral assignment of patents (in substantially the form attached hereto as SCHEDULE 5.10) in favour of the Investors as further security for the Investor Notes and in favour of the Vendors as further security for the Earnout Amount.

5.12 IMPRIMIS. Contemporaneously with the execution of this Agreement, the Vendors shall deliver to the Purchaser (i) a release by Imprimis of all claims, actions or demands it can, shall or may have against either of the Vendors, and (ii) a withdrawal by Imprimis Investors L.L.C. ("IMPRIMIS") and related parties which held shares and/or warrants in the Vendors of the judgment issued in the Supreme Court of the State of New York against Industrial.

5.13 ASSET ADVANCES. On Closing, indebtedness of the Vendors to the Purchaser equal to the aggregate amount of the Asset Advances shall be forgiven by the Purchaser.

5.14 PROXIES. Contemporaneously with the execution of this Agreement, the Purchaser shall have received irrevocable proxies approving the transaction contemplated by this Agreement executed by at least 70% of the shareholders of Industrial.

5.15 PATENTS. The Investors acknowledge and agree that they do not have any security interest in or encumbrance on the Proprietary Rights listed on
         SCHEDULE 4.1(l)(ii) and that they will take all steps and execute all documents necessary to confirm the foregoing and to remove any registrations with respect to security interests in any governmental office or recording system.

                        ARTICLE 6 - CONDITIONS TO CLOSING

6.1 CONDITIONS TO OBLIGATION OF THE VENDORS. The obligation of the Vendors to consummate the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing of the following conditions (any of which may be waived in writing by the Vendor):

         (a) the Purchaser shall have performed and complied in all material respects with all obligations and agreements required to be performed and complied with by it hereunder on or prior to the Closing Date (including, without limitation, those specified in Section 7.3);

         (b) the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such date (other than those representations and warranties that (i) are qualified as to materiality, which shall be true and correct, and (ii) address matters only as of a particular date or only with respect to a specific period of time, which need only be true and accurate as of such date or with respect to such period);

         (c) no action, suit, claim or proceeding by or before any Governmental Authority shall be pending which seeks to restrain, prevent or materially delay or restructure the transactions contemplated hereby or which otherwise questions the validity or legality of any such transactions;

         (d) warrants in the form attached hereto as SCHEDULE 6.1(d) to purchase common shares in Focus shall be issued to the Investors expiring on the earlier of three years from Closing or the completion by Focus of an initial public offering, with an exercise price equal to the purchase price per share (the "Issue Price") paid by the equity investors who finance the acquisition contemplated by this Agreement. The number of warrants issuable will equal U.S. $60,000 ($20,000 to Dr. Amodei and $40,000 to Dr. Yeh) divided by the Issue Price; and

         (e) the shareholders of the Companies shall have approved the acquisition contemplated by this Agreement, in accordance with all applicable laws and regulations, including those governing proxy solicitation.

6.2 CONDITIONS TO OBLIGATION OF THE PURCHASER. The obligation of the Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing of the following conditions (any of which may be waived in writing by the Purchaser):

         (a) each of the Vendors shall have performed or complied in all material respects with all obligations and agreements required to be performed or complied with by it hereunder on or prior to the Closing (including, without limitation, those specified in Section 7.2);

         (b) the representations and warranties of the Companies contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such date (other than those representations and warranties that (i) are qualified as to materiality, which shall be true and correct, and (ii) address matters only as of a particular date or only with respect to a specific period of time, which need only be true and accurate as of such date or with respect to such period);

         (c) no action, suit, claim or proceeding by or before any Governmental Authority shall be pending which seeks to restrain, prevent or materially delay or restructure the transactions contemplated hereby or which otherwise questions the validity or legality of any such transactions;

         (d) the Companies shall have obtained on terms and conditions reasonably satisfactory to the Purchaser all consents, releases and approvals of third parties (including Governmental Authorities) that are required (i) for the consummation of the transactions contemplated hereby or (ii) in order to prevent a material breach of, a default under or a termination, material change in the terms or conditions or material modification of, any Material Agreement as a result of the consummation of the transactions contemplated;

         (e) the Purchaser shall be satisfied with its business, legal, and financial due diligence investigation and review of the Business;

         (f) the board of directors of the Purchaser shall have approved the acquisition contemplated by this Agreement;

         (g) the preliminary proxy statement of Industrial with respect to the transactions contemplated by this Agreement shall have been delivered to the Securities & Exchange Commission not later than 10 Business Days following the date hereof;

         (h) the Purchaser shall have received from the Dr. Yeh on Closing a standby letter of credit (the "LETTER OF CREDIT") from a financial institution approved by the Purchaser, in the amount of U.S.$300,000 on terms approved by the Purchaser, including but not limited to, that the Letter of Credit shall have a term of one year from Closing and may be drawn upon by the Purchaser in the event that the Purchaser presents to the issuing bank a certificate of a senior officer of the Purchaser certifying that the Purchaser has determined that it requires working capital in excess of U.S. $3,300,000; in the event that the Purchaser draws on the Letter of Credit each amount drawn shall be a loan to the Purchaser upon the same terms as set forth in Section 5.9 with the term of such loan being three years from the draw date and the Purchaser shall issue to Dr. Yeh a number of warrants (upon the same terms and conditions as contained in the warrants described in subsection 6.1 (d)) equal to U.S $1 divided by the Issue Price for each U.S. $5 drawn;

         (i)      the  Purchaser or Focus shall have  obtained  working  capital financing (equity or subordinated debt) in the minimum aggregate amount of U.S.$3,000,000 from a financial institution and/or investors, on terms satisfactory to the Purchaser; and

         (j) the value of the Purchased Assets (as determined pursuant to Sections 3.3 and 3.4) shall be a minimum of US$1,000,000 at Closing, such value to be determined by the Purchaser in accordance with GAAP and Section 3.4.

                               ARTICLE 7 - CLOSING

7.1 CLOSING. The closing of the transactions contemplated hereby (the "CLOSING") shall take place at the offices of Gowling, Strathy & Henderson, at 10:00 a.m. on such date that is not earlier than the third Business Day following the later of (a) the date on which the Companies' shareholders formally approve the transactions contemplated by this Agreement, and (b) the date on which all of the conditions contained in Sections 6.01 and 6.02 have been satisfied or waived, or at such other place, at such other time or on such later date as the parties may mutually agree. The date on which the closing actually occurs is referred to herein as the "CLOSING DATE".

7.2 DELIVERIES BY THE VENDOR. Subject to the terms and conditions hereof, the Vendors shall deliver the following to the Purchaser at or before the Closing:

         (a) such bills of sale and assignments (including of rights to license and use Proprietary Rights); titles; releases; estoppel certificates; duly endorsed certificates of title to motor vehicles to be transferred; consents to the transfer or assignment of Assigned Contracts to the extent required by the terms of the Assigned Contracts; endorsements; and other good and sufficient instruments and documents of conveyance and transfer, in form and substance reasonably satisfactory to the Purchaser and its counsel, as shall be necessary and effective, as determined by the Purchaser and its counsel, to transfer and assign to, and vest in, the Purchaser all right, title and interest in and to the Purchased Assets, including, but not limited to, title in and to all of the Purchased Assets owned by the Vendors, leasehold interests in and to all of the leased Purchased Assets, all of the Vendors' rights under the Assigned Contracts, and all other rights or property interests of the Companies included in the Purchased Assets;

         (b) a certificate of the Secretary or Assistant Secretary of each Vendor attesting to (i) due authorization of the execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby by the Board of Directors of such Vendor, and (ii) the incumbency of the Vendors' officers executing this Agreement and the Ancillary Documents delivered by such Vendor hereunder;

         (c)      evidence   that  the  Vendors  have   obtained  on  terms  and
                  conditions reasonably satisfactory to the Purchaser all consents, releases and approvals of the shareholders of the Companies and of third parties (including Governmental Authorities) that are required (i) for the consummation of the transactions contemplated hereby or (ii) in order to prevent a material breach of, a default under or a termination, material change in the terms or conditions or material modification of, any Material Agreement as a result of the consummation of the transactions contemplated hereby;

         (d) a certificate of each Vendor, in form and substance reasonably satisfactory to the Purchaser, dated the Closing Date and signed by the President or a Vice President, certifying compliance with the conditions set forth in Sections 6.2(a) and 6.2(b);

         (e) an opinion of counsel to the Vendors, substantially in the form of SCHEDULE 7.2 (e).

7.3 ACTIONS OR DELIVERIES BY THE PURCHASER. Subject to the terms and conditions hereof, the Purchaser shall deliver the following to the Vendors at or before the Closing:

         (a)      the Initial Payment;

         (b) a certificate of the Secretary or Assistant Secretary of the Purchaser attesting to (i) due authorization of the execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby by the Board of Directors of the Purchaser and (ii) the incumbency of the Persons executing this Agreement and the Ancillary Documents delivered by the Purchaser hereunder;

         (c) a certificate of the Purchaser, in form and substance reasonably satisfactory to the Vendors, dated the Closing Date and signed by the President or a Vice President of the Purchaser, certifying compliance with the conditions set forth in Sections 6.1(a) and 6.1(b)(i); and

         (d) an opinion of counsel to the Purchaser substantially in the form of SCHEDULE 7.3(d).

7.4 OTHER DOCUMENTS. The parties agree to execute and deliver on or before the Closing all other documents and certificates that are necessary or advisable in order to consummate the transactions contemplated hereby.

                     ARTICLE 8 - EXPENSES AND APPORTIONMENTS

8.1 APPORTIONMENTS. The parties shall apportion, on a per diem basis, between the Vendors and the Purchaser as of the close of business on the day immediately preceding the Closing Date amounts payable by the Vendors under the Assigned Contracts, including, but not limited to, leases of personal property.

8.2 TRANSFER TAXES. Any personal property transfer Taxes, documentary stamps, sales Taxes, goods and services Taxes and other Taxes, fees or charges imposed by any state, county, province, municipality or other Governmental Authority in connection with the sale, assignment, transfer and conveyance of any of the Purchased Assets by the Vendors to the Purchaser shall be paid by the Purchaser.

8.3 EXPENSES. Each of the Purchaser, the Vendors shall pay their own expenses, including, but not limited to, attorneys', accountants', financial advisors' and brokers' or finders' fees, incurred in connection with the transactions contemplated hereby.

                        ARTICLE 9 - RESTRICTIVE COVENANTS

9.1 NON-COMPETITION; NON-INTERFERENCE. The Companies agree that for a period of five years after the Closing Date, the Vendors shall not, and shall not permit any of their Affiliates to, either alone or in conjunction with any other Person:

         (a) own, manage, operate, provide financing to, or participate in the ownership, management, operation or control of, or provision of financing to, any business wherever located if such business (i) manufactures or sells any products or services in the field of applications of machine vision or
                  (ii) sells any products competitive with the Products; or

         (b) induce or attempt to induce any customer, supplier, licensee, licensor, distributor or other business relation of the Purchaser to cease doing business with the Purchaser with respect to the Business or the Products or in any way interfere with the relationship between any such customer, supplier, licensee, licensor, distributor or business relation and the Purchaser with respect to the Business or the Products (including, without limitation, making any negative statements or communications about the Purchaser or the Products).

9.2 CONFIDENTIAL INFORMATION. From and after the Closing, the Vendors shall not use or disclose or permit any of its respective Affiliates to use or disclose to any Person any trade secrets, confidential information, know-how or other proprietary information it possesses relating to the Business or the Products and shall use its best efforts to prevent such use or disclosure.

9.3 CERTAIN ACKNOWLEDGMENTS. The Vendors specifically acknowledge and agree that the restrictions set forth herein are reasonable in scope and essential to the preservation of the value of the Purchased Assets and the Business after the Closing. The Vendors further acknowledge and agree that the remedy at law for any breach of the restrictions set forth herein will be inadequate and that the Purchaser, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of posting a bond or proving actual damage. In the event that the provisions of this Section
         9.3 should ever be held by a court to exceed the restrictions permitted by applicable law, then the parties hereto agree that such provisions shall be reformed to set forth the maximum restrictions permitted by law.

9.4 TOLLING. In the event of any breach by the Vendor of the covenants contained in Section 9.1 or 9.2, the running of the applicable period of restriction shall be automatically tolled and suspended for the duration of such breach, and shall automatically recommence when such breach is remedied in order that the Purchaser shall receive the full benefit of the Vendors' compliance with the covenants contained in Sections 9.1 and 9.2.

                            ARTICLE 10 - TERMINATION

10.1  TERMINATION.  This  Agreement  may be  terminated at any time prior to the
                    Closing:

         (a)      by mutual consent of the Purchaser and the Vendors; or

         (b) by either the Purchaser or the Vendors if the Closing shall not have been consummated on or before January 31, 2000 (provided that the terminating party is not otherwise in material breach of its obligations under this Agreement).

10.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement in accordance with Section 10.1, this Agreement shall thereafter become void (other than Sections 5.7 and 8.3, which shall survive any termination hereof) and there shall be no obligation on the part of any party hereto or their respective directors, officers, stockholders or agents, except that any such termination shall be without prejudice to the rights of any party hereto arising out of the material breach by any other party of any covenant or agreement contained in this Agreement.

10.3 NON-COMPLETION FEE. Notwithstanding Section 10.2, if for any reason other than the fault solely of the Purchaser, the purchase by the Purchaser of the Purchased Assets at the Purchase Price is not completed or if a transaction is completed on or before March 16, 2000 pursuant to which the Purchased Assets or the shares of the Vendors are sold or a transaction is completed which has the same effect as such a sale of the Purchased Assets or the shares of the Vendors upon financial terms which are equivalent to or more favourable to the Vendors or its shareholders than the terms contained in this Agreement, then the Vendors jointly and severally agree to immediately pay or cause the party who purchases the Purchased Assets or any portion thereof or the shares of the Vendor to immediately pay to the Purchaser a non-completion fee of $125,000, which the parties agree is a reasonable estimate of costs incurred by Focus as a result of this transaction and which shall be secured by the Purchaser Security Agreement.

                          ARTICLE 11 - INDEMNIFICATION

11.1 INDEMNIFICATION BY THE COMPANIES. Subject to the terms of this Article 11, the Purchaser shall be indemnified and held harmless by the Companies from and against any Liability, loss, damage or expense, including, without limitation, reasonable legal and accountants' fees (collectively, "Losses"), suffered or incurred by the Purchaser which arise out of or result from:

         (a) any inaccuracy in or breach of any of the representations and warranties of the Vendors contained in Section 4.1; or

         (b) any breach by either Vendor of any covenant or agreement of such Vendor contained in this Agreement; or

         (c)      any Companies' Liabilities; or

         (d) the ownership or operation of the Business on or prior to the Closing Date, including without limitation, with respect to:

                  i) wages, salaries or benefits of employees, and for greater clarity, vacation and sick time shall be reconciled by either Vendor completely up to the Closing Date and all disability, benefits, insurance, pension and other funds or plans relating to such Vendor's employees shall be fully funded as of the Closing Date; and

                  ii) the termination of the employment of all of either Vendor's employees; or

         (e) any inaccuracy in any of the representations and warranties of the Vendors contained in subsections 4.1(d), (i) or (w) as if such representations and warranties had been made without reference therein to "to the best of the Companies' Knowledge".

11.2 INDEMNIFICATION BY THE PURCHASER. Subject to the terms of this Article 11, the Vendors shall be indemnified and held harmless by the Purchaser from and against any Losses suffered by the Vendors which arise out of or result from any inaccuracy in or breach of any of the representations, warranties, covenants or agreements made by the Purchaser in this Agreement.

11.3 METHOD OF ASSERTING THIRD PARTY CLAIMS. Promptly after the assertion by any third party of any claim, demand or notice against any Person that may be entitled to indemnification under this Article 11 with respect to such claim (the "INDEMNIFIED PARTY"), the Indemnified Party shall promptly notify the party from whom indemnification may be sought (the "INDEMNIFYING PARTY"), specifying the nature of such claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim) (the "CLAIM NOTICE"). Within twenty days after receipt of a Claim Notice (the "NOTICE PERIOD"), the Indemnifying Party may assume the defense of such claim; provided, however, that (i) the Indemnifying Party shall retain counsel reasonably acceptable to the Indemnified Party, (ii) the Indemnifying Party agrees in writing that it is liable to indemnify the Indemnified Party for all losses resulting from such Claim, and (iii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), enter into any settlement of a claim, consent to the entry of any judgment with respect to a claim or cease to defend a claim, if pursuant to or as a result of such settlement, consent or cessation, injunctive or other equitable relief shall be imposed against the Indemnified Party or if such settlement does not expressly and unconditionally release the Indemnified Party from all Liabilities with respect to such claim, with prejudice. The Indemnified Party may participate in the defense of such claim with co-counsel of its choice; provided, however, that the fees and expenses of the Indemnified Party's counsel shall be paid by the Indemnified Party unless (A) the Indemnifying Party has agreed in writing to pay such fees and expenses, (B) the Indemnifying Party has failed to assume the defense and employ counsel as provided herein, or (C) a claim shall have been brought or asserted against the Indemnifying Party as well as the Indemnified Party, and the Indemnified Party shall have been advised in writing by outside counsel that there may be one or more factual or legal defenses available to it that are in conflict with those available to the Indemnifying Party, in which case such co-counsel shall be at the expense of the Indemnifying Party. If the Indemnifying Party does not assume the defense of such claim, the Indemnified Party may defend against the same in any manner that it reasonably deems appropriate.

11.4 METHOD OF ASSERTING DIRECT CLAIMS. In the event an Indemnified Party desires to assert a claim for indemnification against an Indemnifying Party that does not involve a third party, the Indemnified Party shall promptly send a Claim Notice with respect to such claim to the Indemnifying Party. If the Indemnifying Party does not notify the Indemnified Party within the Notice Period that it disputes such claim, the amount of Losses suffered or incurred by the Indemnified Party with respect to such claim shall be conclusively deemed a Liability of the Indemnifying Party hereunder.

11.5 SETOFF AGAINST EARNOUT PAYMENTS. The Purchaser shall be entitled to deduct from and set off against the Earnout Amount payable to the Vendors the amount of any Losses for which it is entitled to indemnification from the Companies under Section 11.1 and may hold in reserve out of any payments in respect of the Earnout Amount ("EARNOUT PAYMENT") otherwise due to the Vendors the Purchaser's reasonable estimate of Losses which may be incurred by the Purchaser with respect to any claim for which a Claim

         Notice has been given but which is not yet resolved at the time such Earnout Payment is due (an "UNRESOLVED CLAIM"). At such time as an Unresolved Claim is finally determined, the amount of any Losses for which the Purchaser is entitled to indemnification shall be set off against the Earnout Payments withheld (and any other Earnout Payments which remain unpaid, to the extent that the amount of such Losses exceeds the amount of Earnout Payments previously withheld) and retained by the Purchaser, and the balance, if any, of the amount withheld shall be promptly paid to the Vendors. The Purchaser shall promptly notify the Vendors of any setoff which the Purchaser intends to make against any Earnout Payments and of any amount which the Purchaser intends to hold in reserve with respect to any Unresolved Claims.

11.6 OTHER INDEMNIFICATION PAYMENTS. Except for any Losses which the Purchaser elects to set off against Earnout Payments pursuant to
         Section 11.5, all indemnified Losses shall be payable within thirty days after the Indemnified Party notifies the Indemnifying Party or Parties that such Losses have been suffered or incurred (including those relating to the on-going costs of defending third party claims in accordance with Section 11.3).

11.7 TAX TREATMENT OF INDEMNIFICATION PAYMENTS; SUBROGATION. Any indemnification payment made pursuant to this Article 11 shall be treated by the parties hereto as an adjustment to the Purchase Price for income tax purposes to the extent of the Purchase Price. Upon the payment in full of any claim, the Indemnifying Party shall be subrogated to the rights of the Indemnified Party against any Person or entity with respect to the subject matter of such claim.

11.8 SURVIVAL OF REPRESENTATIONS AND EARNOUT COVENANT. All of the representations and warranties contained in this Agreement shall survive for a period of two years following the Closing Date, except for (a) those contained in Sections 4.1(q) and 4.1(t), which shall survive until three months following the expiration of the statute of limitations applicable with respect to claims that constitute a breach of, or are the subject of, such representations and warranties, and (b) those contained in Section 4.1(h) or those fraudulently made, which shall survive indefinitely. In addition, the Purchaser's obligation to pay the Earnout Amount shall survive until the later of (i) the Earnout Payment Date or (ii) the date on which the Earnout Amount is fully paid. No claim for indemnification may be made under this Article 11 for breach of a representation or warranty unless a Claim Notice is given within the applicable survival period set forth herein.

11.9 FAILURE TO GIVE TIMELY NOTICE. Except as provided in Section 11.8, a failure by an Indemnified Party to give timely, complete or accurate notice as required under Sections 11.3 or 11.4 shall not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise damaged or prejudiced as a result of such failure to give timely notice.

11.10 EXCLUSIVE REMEDY. The rights of the parties to indemnification under this Agreement or with respect to the transactions contemplated hereby shall be strictly limited to those contained in this Article 11, and such indemnification rights shall be the exclusive remedies of the parties subsequent to the Closing Date with respect to any matter in any way relating to this Agreement or arising in connection herewith, except to the extent that the same shall have been the result of fraud.

                           ARTICLE 12 - MISCELLANEOUS

12.1 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally (including delivery by courier service), transmitted by facsimile with receipt confirmed electronically, or mailed by registered or certified mail, postage prepaid, return receipt requested, as follows:

         (a)      if to the Purchaser, to:

                           Focus AOI, Inc.
                           101 Randall Drive
                           Waterloo, ON N2V 1C5
                           Attention:       David Chornaby
                           Facsimile:       (519) 746-6754

                  with a copy (which shall not constitute notice) to:

                           Gowling, Strathy & Henderson
                           1020 - 50 Queen Street North
                           Kitchener, Ontario
                           Canada N2H 6M2
                           Attention:       W. David Petras
                           Facsimile:       (519) 571-5006

         (b)      if to the Vendor, to:

                           AOI International, Inc.
                           847 Rogers Street
                           Lowell, Massachusetts, U.S.A. 01852
                           Attention:       Juan Amodei
                           Facsimile:       (978) 453-0661

                  with a copy (which shall not constitute notice) to:

                           Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center
                           Boston, Massachusetts
                           U.S.A. 02111
                           Attention:       Neil Aronson
                           Facsimile:       (617) 542-2241

          (c)      if to Industrial, to:

                           Industrial Imaging Corporation
                           847 Rogers Street
                           Lowell, Massachusetts, U.S.A. 01852
                           Attention:       Juan Amodei
                           Facsimile:       (978) 453-0661
                  with a copy (which shall not constitute notice) to:

                           Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center
                           Boston, Massachusetts
                           U.S.A. 02111
                           Attention:       Neil Aronson
                           Facsimile:       (617) 542-2241

         or to such other address as the Person to whom notice is to be given may have previously furnished to the other parties in writing in accordance herewith. Notice shall be deemed given on the date received (or, if receipt thereof is refused, on the date of such refusal).

12.2 AMENDMENTS AND WAIVERS. This Agreement may not be amended, modified or supplemented except by written agreement of the parties hereto. No waiver by any party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

12.3 NO PRESUMPTION AGAINST DRAFTER. Each of the parties hereto has had the opportunity to participate in the negotiation and drafting of this Agreement and each of the Ancillary Documents. In the event there arises any ambiguity or question of intent or interpretation, this Agreement and each of the Ancillary Documents shall be construed as if drafted jointly by all of the parties hereto and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement or any of the Ancillary Documents.

12.4 NONASSIGNABILITY. This Agreement shall not be assigned without the consent of the other parties hereto, by operation of law or otherwise, except that the rights and obligations of the Purchaser hereunder may be assigned to any Affiliate of the Purchaser (except that no such assignment shall relieve the Purchaser of its obligations hereunder).

12.5 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature.

12.6 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other.

12.7 GOVERNING LAW. All questions concerning the construction, validity and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without regard to the conflicts of law principles of such Province.

12.8 SEVERABILITY. If any term or provision of this Agreement shall, to any extent, be held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this

         Agreement or the application of such term or provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall not be affected thereby and this Agreement shall be deemed severable and shall be enforced otherwise to the full extent permitted by law; provided, however, that such enforcement does not deprive any party hereto of the benefit of the bargain.

12.9 ENTIRE AGREEMENT. This Agreement (including the Schedules and Exhibits referred to herein and which form a part hereof) constitutes the entire agreement between the parties hereto and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof including, without limitation, the letter of intent dated July 16, 1999 from Focus to Industrial and accepted by Industrial and the Investors.

12.10 CURRENCIES; EXCHANGE RATE. All references to "US$" shall be deemed to refer to United States dollars. The exchange rate for purposes of
         Section 6.1(d) and 6.2(h) shall be the Bank of Canada noon spot rate in effect on the Business Day prior to the date of issuance of the warrants.

12.11 ARBITRATION. Any controversy, dispute or claim arising out of or in connection with this Agreement, or the breach, termination or validity hereof including claims by either party for indemnity pursuant to
         Article 11, shall be settled by final and binding arbitration to be conducted by a single arbitrator in Toronto, Ontario, pursuant to the rules of the American Arbitration Association. The parties shall agree upon an arbitrator within 10 days of the request for arbitration failing which the party initiating arbitration shall nominate one arbitrator and the second party shall nominate a second within 10 days of the initiating party nominating an arbitrator. The two arbitrators so named will then jointly appoint the third arbitrator who shall conduct the arbitration. If the answering party fails to nominate its arbitrator within the ten day period, or if the arbitrators named by the parties fail to agree on the third arbitrator within 10 days, the American Arbitration Association shall make the necessary appointment of such arbitrator. The decision or award of the arbitrator shall be final, and judgment upon such decision or award may be entered in any competent court or application may be made to any competent court for judicial acceptance of such decision or award and an order of enforcement. In the event of any procedural matter not covered by the aforesaid rules, the procedural law of the Province of Ontario shall govern.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Purchaser and the Vendors on the date first above written.



                                     FOCUS AOI, INC.

                                     By: /s/ Ronald Stauss
                                        ---------------------------------------
                                             Name:             Ronald Strauss
                                             Title:            President


                                     By: /s/ David Chornaby
                                        ---------------------------------------
                                             Name:             David Chornaby
                                             Title:            Secretary


                                    We have  authority  to bind the Corporation.



                                    AOI INTERNATIONAL, INC.


                                    By: /s/ Juan J. Amodei
                                       ----------------------------------------
                                            Name:             Juan J. Amodei
                                            Title:            President

                                    I have  authority  to  bind the Corporation.



                                    INDUSTRIAL IMAGING CORPORATION


                                    By: /s/ Juan J. Amodei
                                       ----------------------------------------
                                            Name:             Juan J. Amodei
                                            Title:            President

                                    I have  authority  to  bind the Corporation.

                                  SCHEDULE 3.1
                   CALCULATION AND PAYMENT OF EARN-OUT AMOUNT
                   ------------------------------------------

(a) In this Schedule 3.1, capitalized terms shall have the same meaning as in the Asset Purchase Agreement except that the following terms shall have the meanings set out below:

                  "ANNUALIZED WEIGHTED AVERAGE EARNOUT AMOUNT" means, at any time, the sum of: (i) for each Year completed prior to the end of the month preceding the Transaction Closing Date or the Optional Payment Date, as the case may be, the Net Earnings of the Purchaser attributable to sales of the Products for such completed Year multiplied by the fraction the numerator of which is the weighting factor for such Year and the denominator (the "DENOMINATOR") of which is the sum of the weighting factors from all Years completed prior to the end of the month preceding the Transaction Closing Date or the Optional Payment Date, as the case may be, plus the weighting factor for the Partial Year (if any); and (ii) where the month end of the month preceding the Transaction Closing Date is not the end of a Year, the Net Earnings for the period commencing the first day of the then current Year and ending on the month end date preceding the Transaction Closing Date or the Optional Payment Date, as the case may be (a "PARTIAL YEAR") multiplied by the fraction the numerator of which is the weighting factor for the Partial Year and the denominator of which is the Denominator, which sum of (i) and (ii) above is then multiplied by the P/E Multiple and further multiplied by the Added Value Factor;

                  "ADJUSTED  WEIGHTED  AVERAGE  EARNOUT AMOUNT" means the sum of
                  (i) for each Year completed prior to the end of the month preceding the Optional Payment Date (except the Year 1 Period), the Net Earnings of the Purchaser attributable to the sale of the Products for such year multiplied by, in respect of the Net Earnings of Year 2, 0.5385, and in respect of the Net Earnings for Year 3, 0.4615, less the Net Earnings (if negative) of Year 1, if any, all as multiplied by the P/E Multiple and further multiplied by the Added Value Factor;

                  "TRANSACTION CLOSING DATE" means the date on which the Transaction is consummated;

                  "TRANSACTION" means any of the following (i) the filing of a preliminary prospectus for the issuance to the public in Canada and/or the United States of Common Shares of the Purchaser or Focus; (ii) the entering into of a definitive share purchase, merger or amalgamation agreement by the Purchaser or Focus; or (iii) the entering into of a definitive sale agreement pursuant to which the business of the Purchaser is to be sold to an arm's length third party;

                  "YEAR" means any twelve month period beginning on the day following the Closing Date (provided that where the Closing Date is not the last day of a calendar month, such twelve month period shall commence on the first day of the month following the month in which the Closing Date occurred) or any anniversary of such date;

                  "Net Earnings" means for any period, the net earnings (or loss) of the Purchaser for such period attributable to the Business determined in accordance with GAAP after deducting all expenses, taxes (including income and any other taxes), and all other charges and costs attributable to the Business.


                  "Cumulative AOi Contribution" MEANS THE YEAR 1 CONTRIBUTION PLUS THE YEAR 2 CONTRIBUTION PLUS THE YEAR 3 CONTRIBUTION PLUS THE YEAR 4 CONTRIBUTION;

                  "YEAR 1 WEIGHTING FACTOR" means 0.15;

                  "YEAR 2 WEIGHTING FACTOR" means 0.20;

                  "YEAR 3 WEIGHTING FACTOR" means 0.30;

                  "YEAR 4 WEIGHTING FACTOR" means 0.35;

                  "P/E MULTIPLE" means 18;

                  "ADDED VALUE FACTOR" means 0.3333;

                  "YEAR 1 CONTRIBUTION" means the Year 1 AOI Earnings x Year 1 Weighting Factor;

                  "YEAR 2 CONTRIBUTION" means the Year 2 AOI Earnings x Year 2 Weighting Factor;

                  "YEAR 3 CONTRIBUTION" means the Year 3 AOI Earnings x Year 3 Weighting Factor;

                  "YEAR 4 CONTRIBUTION" means the Year 4 AOI Earnings x Year 4 Weighting Factor;

                  "YEAR 1 AOI EARNINGS" means the Net Earnings attributable to the sale of the Products for Year 1 as determined in accordance with GAAP by the Purchaser;

                  "YEAR 2 AOI EARNINGS" means the Net Earnings attributable to the sale of the Products for Year 2 as determined in accordance with GAAP by the Purchaser;

                  "YEAR 3 AOI EARNINGS" means the Net Earnings attributable to the sale of the Products for Year 3 as determined in accordance with GAAP by the Purchaser;

                  "YEAR 4 AOI EARNINGS" means the Net Earnings attributable to the sale of the Products for Year 4 as determined in accordance with GAAP by the Purchaser;

                  "12 MONTH EARNOUT AMOUNT" means the Net Earnings attributable to sales of the Products for the 12 month period ending the month preceding the Transaction Closing Date multiplied by the P/E Multiple and further multiplied by the Added Value Factor; and

                  "EARNOUT PAYMENT DATE" means the date which is 90 days after the fourth anniversary of the Closing Date.

                  "OPTIONAL PAYOUT DATE" means the date on which the Optional Payment is made.


(b) Subject to paragraphs (c), (d), (e), (f), (g), (j) and (k) below, the Purchaser shall pay to the Vendors (allocated between the Vendors as specified by them in writing) on the Earnout Payment Date an amount determined in accordance with the following formula:


                  EARNOUT AMOUNT = (I) CUMULATIVE AOI CONTRIBUTION X P/E MULTIPLE X ADDED VALUE FACTOR; OR (II) US$1,000,000, WHICHEVER IS GREATER.

(c) Notwithstanding paragraph (b) above, in the event that at any time eighteen months or more subsequent to the Closing Date, the Purchaser or Focus enters into a Transaction, the Purchaser shall be entitled to pay to the Vendors in full satisfaction of the Earnout Amount on or before the Transaction Closing Date the greatest of: (i) US$4,000,000;
         (ii) the Annualized Weighted Average Earnout Amount; or (iii) the 12 month Earnout Amount.

(d) Notwithstanding paragraphs (b) or (c) above, at any time following the third anniversary of the Closing Date, the Purchaser may, at its sole discretion, pay to the Vendors, in full satisfaction of the Earnout Amount (the "OPTIONAL PAYMENT"), the greatest of: (i) US $3,000,000;
         (ii) the Annualized Weighted Average Earnout Amount; or (iii) the Adjusted Weighted Average Earnout Amount.

(e) Notwithstanding paragraphs (b), (c) and (d) above, where the Purchaser of the Business disposes (to a person, firm, corporation or other entity at arm's length to the Purchaser) as a result of the Business not performing in accordance with the expectations of the Purchaser, the Purchaser may satisfy the requirement to pay the Earnout Amount by paying to the Vendors fifty percent of the net proceeds of disposition of the Business, calculated after first deducting from said proceeds all expenses of the Purchaser incurred in disposing of the Business and after deducting from said proceeds the cumulative losses of the Purchaser accumulated to the time of disposition.

(f) At its sole discretion, the Purchaser may pay the Earnout Amount due to the Vendors by the issuance of common stock of the Purchaser or Focus if such shares are at the time of payout listed and posted on a recognized stock exchange and, unless the Vendors agree otherwise, not subject to any statutory resale restriction. The value of any shares so issued shall equal, on a per share basis, the weighted average trading price of such shares for the 10 day period immediately preceding the payment date.

(g) Notwithstanding any other term of this Agreement, if immediately prior to the payment of the Earnout Amount, the Purchaser has not collected, at face value, all of the Receivables outstanding as of the Closing Date or has not processed or otherwise fully realized the value of the Inventory as at the Closing Date; the original face value of the Receivables then uncollected and the original value of such unrealized Inventory shall be deducted from the Earnout Amount prior to the payment thereof to the Vendors and payment of such reduced Earnout Amount to the Vendors shall fully satisfy the Purchaser's obligation to pay the Earnout Amount.

(h) Not later than 45 business days following the end of each of Year 1, 2, 3, or 4, the Purchaser shall provide the Vendors written notice (the "PURCHASER NOTICE") of its determination of the Net Earnings for each such Year and in the event of a disagreement by the Vendors as set forth in a written notice (the "VENDORS' NOTICE") from the Vendors to the Purchaser within 15 days of receipt of the Purchaser Notice specifying the details of such disagreement (if a Vendors' Notice is not given within such 15 day period, the Vendors shall be deemed to have conclusively accepted the Purchaser's determination as set out in the Purchaser's Notice), such specific disagreement shall be submitted for determination to an independent firm of chartered accountants, mutually agreed to by the Vendors and Purchaser, or failing such agreement within 10 days of the Vendors' Notice, to Ernst & Young LLP. Such determination shall be final and binding on the Parties. Each of the Vendor and Purchaser shall bear the costs of its respective accountants and other advisors and the costs of the independent firm of chartered accountants shall be borne entirely by the Vendor.

(i) Prior to the Earnout Payment Date, Focus shall not impose on the Purchaser any charge in the nature of a parent corporation general and administrative charge, but shall limit charges which it imposes to costs incurred or expenses or taxes paid by Focus for the direct benefit of the Purchaser, such as, without limitation, insurance premiums for insurance placed on the Purchaser's business and property, accounting fees, for review of the Purchaser's financial statements, as allocated to the Purchaser by Focus's accountants, interest charges in respect of capital loaned to the Purchaser by Focus, taxes relating to the Purchaser's operations and assets and other services provided by Focus.

(j) Notwithstanding any other provision of the Asset Purchase Agreement or this Schedule 3.1, the Earnout Amount otherwise payable shall be reduced by the amount of the Working Capital Advances as at the date of payment of the Earnout Amount together with interest thereon as provided in the Purchaser Note as at the date of payment of the Earnout Amount.

(k) The Vendors hereby irrevocably direct the Purchaser to pay from the Earnout Amount (after application of the provisions of paragraph (j) above)(and in priority to payment of any portion of the Earnout Amount to the Vendors):

                  (i) to Charles M. Leighton, an amount equal to 5% of the first U.S. $1,000,000 of the aggregate of the Initial Payment and the Earnout Amount (such aggregate, the "FEE BASE"), 4% of the second U.S. $1,000,000 of the Fee Base, 3% of the third U.S. $1,000,000 of the Fee Base, and 1% of the remainder of the Fee Base; and

                  (ii) to Gene H. Weiner & Associates, Inc., an amount equal to 3% of the Fee Base.

                  To the extent that some or all of the Earnout Amount is satisfied by the issuance of shares of Focus pursuant to the provisions of (f) above, then the amounts in (i) and (ii) above shall be satisfied in the same proportions of cash and shares as the Earnout Amount is satisfied.

(l) Upon payment or satisfaction by the Purchaser of the Earnout Amount, the Vendors shall forthwith cause the Earnout Security Agreement to be discharged and released and if the Vendors fail to do so, the Purchaser is hereby authorized as attorney to take all steps and execute all documents necessary to do so.



(m) The Purchaser agrees that until the Earnout Amount has been paid it shall maintain accounting records distinct from those of Focus or any other entity. For the purposes of SCHEDULE 3.1, the Business shall be deemed to include any property acquired by the Purchaser in the ordinary course of business, any property acquired in substitution for Purchased Assets disposed of subsequent to the Closing Date and any additional or new products developed by the Purchaser in connection with the Business as it exists at the Closing Date or as it is from time to time thereafter.

                                                                       EXHIBIT B



                      STOCK AND WARRANT PURCHASE AGREEMENT
                      ------------------------------------


         This Agreement, dated October 26, 1999 is made by and among Industrial Imaging Corporation, a Delaware corporation with its principle place of business at One Lowell Research Center, 847 Rogers Street, Lowell, Massachusetts 01852 (the "Company"), Imprimis SB, L.P., a Delaware limited partnership with its principal place of business at 411 West Putnam Avenue, Greenwich, Connecticut 06830, Imprimis Investors LLC, a Delaware limited liability company with its principal place of business at 411 West Putnam Avenue, Greenwich, Connecticut 06830, Wexford Spectrum Investors LLC, a Delaware limited liability company with its principal place of business at 411 West Putnam Avenue, Greenwich, Connecticut 06830, (each individually a "Seller" and collectively, the "Sellers") and Charles M. Leighton, an individual residing at 51 Vaughn Hill Road, Bolton, MA 01740 ("Buyer").

         WHEREAS, Sellers collectively own three million (3,000,000) shares of the common stock of the Company and warrants to purchase an additional two million (2,000,000) shares of the common stock of the Company (each Seller's respective holdings of common stock and warrants are as shown on SCHEDULE 1 hereto) (all of Sellers' collective holdings of the common stock of the Company and all of Sellers' collective warrants to purchase common stock of the Company are referred to collectively herein as the "Securities"); and

         WHEREAS, Sellers now desire to sell, and Buyer now desires to purchase, the Securities.

         NOW THEREFORE, in consideration of the premises and the mutual promises and covenants contained herein the parties hereto agree as follows:

         1.       PURCHASE OF THE SECURITIES.

                  (a) PURCHASE AND SALE OF THE SECURITIES. Upon the terms and conditions set forth below, Sellers hereby agree to sell and transfer the Securities to Buyer, and Buyer hereby agrees to purchase the Securities from Sellers.

                  (b) DELIVERY OF CERTIFICATES. Sellers hereby agree and covenant to deliver to Buyer at the closing of the transaction contemplated by this Agreement (the "Closing") the certificates representing the Securities, duly endorsed in blank for transfer (or accompanied by stock transfer powers duly endorsed in blank) together with such additional documentation as may reasonably be required to effect the transfer of the Securities.

         2.       CONSIDERATION.

                  In consideration for the purchase of the Securities, Buyer shall pay Sellers via wire transfer a total of Ninety-Five Thousand Dollars ($95,000) (the "Purchase Price").

         3.       OTHER AGREEMENTS AND OBLIGATIONS.

                  Imprimis Investors LLC and the Company agree that at the Closing, each of them shall execute and comply fully with their respective obligations under a Settlement and Release Agreement in the form attached hereto as EXHIBIT A (the "Settlement and Release Agreement").

         4.       THE CLOSING.

         The Closing shall be conducted by escrow. Documents shall be executed at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02181 and at the offices of Wexford Management LLC, 411 West Putnam Avenue, Greenwich, Connecticut 06830, at 10:00 a.m. on October 26, 1999 or at such other date, place or time upon which the parties hereto may mutually agree in writing. On or before the Closing Date, the parties hereto shall execute and deliver the documents which have been described herein to each other by facsimile and overnight courier (receipt of facsimiles shall be deemed conclusive evidence that delivery has occurred) and Imprimis Investors LLC shall fully comply with its obligations under the Settlement and Release Agreement, each such step shall be deemed to be taken as part of a simultaneous transaction, and no delivery shall be deemed to have been completed until all such steps have been taken.

         5.       REPRESENTATIONS AND WARRANTIES.

                  (a) REPRESENTATIONS AND WARRANTIES OF SELLERS. As a material inducement to Buyer and the Company to enter into this Agreement, each Seller hereby severally represents, warrants and agrees that:

                           (i) such Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware. Such Seller has all requisite corporate power and authority to own its property, to carry on its business as presently conducted, to enter into and perform this Agreement, and generally to carry out the transactions contemplated hereby;

                           (ii) such Seller has good and valid title to its proportionate holdings of the Securities (such holdings as shown on SCHEDULE 1 hereto) free and clear of all restrictions, encumbrances, liens, rights, title or interests of others;

                           (iii) other than its proportionate holdings of the Securities, such Seller owns no other shares of the capital stock of the Company, or interest therein, or any securities convertible into any such shares, nor any warrants, options or rights to purchase or otherwise to acquire any such shares or securities; and

                           (iv) the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate or other action of such Seller and will not conflict with or result in any default under any material contract, obligation or commitment of such Seller. No consent, approval or authorization of, or designation, declaration or filing with, any governmental authority or any other person or entity is required of such Seller in connection with the execution and delivery of this Agreement or the consummation of any other transaction contemplated hereby.

                  (b) REPRESENTATIONS AND WARRANTIES OF BUYER. As a material inducement to Sellers and the Company to enter into this Agreement, Buyer hereby represents, warrants and agrees that:

                           (i) Buyer has all requisite power and authority to own its property, to carry on its business as presently conducted, to enter into and perform this Agreement, and generally to carry out the transactions contemplated hereby;

                           (ii) Buyer (a) has made all such investigation of the financial condition, business affairs and prospects of the Company as he deems to be appropriate and has received all information which he has requested; (b) has consulted with personal financial and legal representatives with respect to the legal, tax and other financial ramifications of the transaction contemplated hereunder; and (c) is a sophisticated purchaser with respect to the Securities and has adequate information about the Company to make an informed decision regarding the purchase of the Securities and has independently and without reliance upon Sellers and based on such information as Buyer has deemed appropriate, made his own analysis and decision to enter into this Agreement;

                           (iii) Buyer has not received or relied on any representations or warranties of Sellers other than those set forth in this Agreement; and

                           (iv) the execution, delivery and performance of this Agreement have been duly authorized by all necessary action of Buyer and will not conflict with or result in any default under any material contract, obligation or commitment of Buyer. No consent, approval or authorization of, or designation, declaration or filing with, any governmental authority or any other person or entity is required of Buyer in connection with the execution and delivery of this Agreement or the consummation of any other transaction contemplated hereby.

                  (c) REPRESENTATIONS AND WARRANTIES OF THE COMPANY. As a material inducement to Buyer and Sellers to enter into this Agreement, the Company hereby represents, warrants and agrees that:

                           (i) This Agreement is a valid and binding obligation of the Company, enforceable in accordance with its terms, except insofar as enforceability may be limited by bankruptcy, insolvency, or similar laws affecting the rights of creditors and the rights of a court generally to exercise its equitable powers to enforce an agreement;

                           (ii) The execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate or other action of the Company; and

                           (iii) The Company has not received or relied on any representations or warranties of Seller other than those set forth in this Agreement.

                  (d) SURVIVAL. All representations, warranties and covenants of the parties contained herein and in the Exhibits hereto shall survive the Closing.

         6.       CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PARTIES.

                  (a)  CONDITIONS   PRECEDENT  TO  SELLER'S   OBLIGATIONS.   The
obligation of Seller to sell the Securities as herein contemplated, and to perform such other actions as are required of him hereunder, is subject to the satisfaction of the following conditions prior to or at the Closing:

                           (i) Seller and the Company shall have entered into the Settlement and Release Agreement;

                           (ii) Buyer shall have delivered to counsel to the Company to hold in escrow the Purchase Price until the deliverance to Buyer of the stock and other certificate(s) representing the Securities; and

                           (iii) All corporate and other proceedings or actions to be taken by the Company in connection with the transactions contemplated by this Agreement shall have been taken, and all documents incidental thereto shall have been entered into, and shall be satisfactory in form and substance to Seller and its counsel.

                  (b) CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS AND THE OBLIGATIONS OF THE COMPANY. The obligations of Buyer to purchase the Securities, and of Buyer and the Company each to enter into this Agreement any other documents to which each is a party and to perform such other actions as are required of him or it hereunder and thereunder are subject to the satisfaction of the following conditions prior to or at the Closing:

                           (i) Seller shall have performed and complied with all agreements and conditions required by this Agreement to be performed and complied with by Seller on or before the Closing, including, without limitation, the execution and delivery of and fulfillment by Imprimis Investors LLC of its obligations under the Settlement and Release Agreement; and

                           (ii) All corporate and other proceedings or actions to be taken by Seller in connection with the transactions contemplated by this Agreement shall have been taken, and all documents incidental thereto shall have been entered into, and shall be satisfactory in form and substance to Buyer and the Company and his or its counsel.

         7.       MISCELLANEOUS.

                  (a) NO ADMISSIONS. In no event shall the execution and delivery of this Agreement be construed as an admission or acknowledgment by any party that it has any obligation or liability to any other party, except as specifically set forth herein.

                  (b) ADVICE OF COUNSEL. In signing this Agreement, each party acknowledges that he or it does so freely and with full understanding of its terms, that he or it has had a reasonable period of time to review the terms of this Agreement and the Exhibit attached hereto, and to seek the advice of an attorney before signing it. Each party further acknowledges that he or it is voluntarily entering into this Agreement and neither the other parties hereto nor their agents or representative have made any representations inconsistent with the terms and effects of this Agreement.

                  (c) FURTHER ASSURANCES. Each of the parties hereto agree to take such further actions as are reasonably necessary to carry out the intent of the foregoing provisions of this Agreement, and the Exhibits hereto, including executing such documents as the other party may reasonably request with the approval of such party's counsel, which shall not be unreasonably withheld.

                  (d) NOTICES. Any notice or other communication hereunder shall be in writing and shall be deemed to have been given, and any delivery hereunder shall be deemed to have been made, on the second business day after such notice or communication or item being delivered shall have been mailed in the continental United States by registered or certified mail, return receipt requested, all charges pre-paid, as follows:


       If to Buyer:            Charles M. Leighton
                               51 Vaughn Hill Road
                               Bolton, MA  01740
                               Facsimile: (978) 779-6993

       With a copy to:         Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
                               One Financial Center
                               Boston, MA   02111
                               Facsimile: (617) 542-2241
                               Attention:  Neil H. Aronson, Esquire

       If to the Company:      Industrial Imaging Corporation.
                               847 Rogers Street
                               Lowell, Massachusetts  01852
                               Facsimile: (978) 453-0661
                               Attention:  Juan J. Amodei, President

       With a copy to:         Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
                               One Financial Center
                               Boston, MA   02111
                               Facsimile: (617) 542-2241
                               Attention:  Neil H. Aronson, Esquire

       If to Sellers:          Imprimis SB, L.P. or
                               Imprimis Investors LLC or
                               Wexford Spectrum Investors LLC
                                c/o Wexford Management LLC
                               411 West Putnam Avenue
                               Greenwich, Connecticut  06830
                               Attention:  Kenneth Rubin, Esquire

       With a copy to:         Wexford Management LLC
                               411 West Putnam Avenue
                               Greenwich, Connecticut  06830
                               Attention:  Arthur Amron, Esquire


                  (e) BENEFIT AND BINDING EFFECT. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective personal representatives, successors and assigns.

                  (f) WAIVER. Neither this Agreement nor any term or condition hereof, including without limitation the terms and conditions of this Section 7, may be waived in whole or in part except in written instrument signed by the party or parties hereto being charged to such waiver.

                  (g) ENTIRE AGREEMENT. This Agreement, including the Exhibit attached (in its executed form) hereto, constitutes the entire Agreement among the parties with respect to the subject matter hereof and supersedes any other agreements among the parties with respect to such subject matter and may not be amended except by an instrument in writing executed by the parties hereto.

                  (h) CAPTIONS. The captions set forth in this Agreement are for convenience of reference only and shall not be considered part of this Agreement or as in any way limiting or amplifying the terms and provisions hereof.

                  (i) COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which counterparts collectively shall constitute one instrument representing the Agreement between the parties.

                  (j) SEVERABILITY. In the event that any provision or portion of this Agreement shall be deemed to be unenforceable, the remainder of this Agreement shall not be affected thereby and shall remain in full force and effect.

                  (k) GOVERNING LAW. This Agreement shall be governed, construed and interpreted by and in accordance with the laws of the State of New York, without regard to its conflict of laws principles, as an instrument under seal. The parties hereto expressly consent to the exclusive jurisdiction of New York courts. Each party hereby knowingly and voluntarily waives any and all rights to a jury trial for any dispute, claim or loss arising under or in connection with this Agreement.

                  (l) EXPENSES. The parties hereto shall each be responsible for payment of its or his own legal fees and other expenses incurred in connection with the transactions contemplated herein.



                      [THIS SPACE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties have hereunto executed this instrument under seal as of the day and year first written above.



                                      THE COMPANY

                                      INDUSTRIAL IMAGING CORPORATION



                                      By: /s/ Juan J. Amodei
                                         ---------------------------------------
                                          Juan J. Amodei, President


                                      SELLERS

                                      IMPRIMIS S.B., LP



                                      By: /s/ Arthur H. Amron
                                         ---------------------------------------
                                          Arthur H. Amron


                                      IMPRIMIS INVESTORS LLC



                                      By: /s/ Arthur H. Amron
                                         ---------------------------------------
                                          Arthur H. Amron


                                      WEXFORD SPECTRUM INVESTORS LLC



                                      By: /s/ Arthur H. Amron
                                         ---------------------------------------
                                          Arthur H. Amron


                                      BUYER


                                      By: /s/ Charles M. Leighton
                                         ---------------------------------------
                                          Charles M. Leighton, Buyer

                                                                       EXHIBIT C

                         STOCKHOLDER'S VOTING AGREEMENT
                              AND IRREVOCABLE PROXY
                              ---------------------

         This STOCKHOLDER'S VOTING AGREEMENT AND IRREVOCABLE PROXY (this "Agreement"), dated as of this 29th day of October, 1999, is made by and among FOCUS AOI, INC., a Delaware corporation ("Focus"), INDUSTRIAL IMAGING CORPORATION, a Delaware corporation ("IIC"), and Charles M. Leighton (a "Principal Stockholder").

                                    RECITALS

         WHEREAS, Focus and IIC have entered into an Asset Purchase Agreement of even date herewith (as such agreement may hereafter be amended from time to time, the "Purchase Agreement") whereby Focus will purchase substantially all of the assets of IIC and of AOI International, Inc., a Delaware corporation ("AOI"), a wholly owned subsidiary of IIC;

         WHEREAS, pursuant to the Purchase Agreement, among other things, IIC and AOI has agreed to sell and deliver to Focus substantially all of the assets of IIC and AOI, free and clear of all liens, pledges, charges and other encumbrances (the "Purchase and Sale"); and

         WHEREAS,  as an  inducement of and a condition to its entering into the
Purchase   Agreement,   Focus  has  required  that  IIC  and  certain  Principal
Stockholders agree to enter into this Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the mutual premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                    ARTICLE I

                               CERTAIN DEFINITIONS

         SECTION 1.01.  DEFINITIONS.

         (a) Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Purchase Agreement.

         (b) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person shall include securities Beneficially Owned by all other persons with whom such person would constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

         (c) "Owned Shares" shall mean shares of IIC common stock owned or Beneficially Owned by the Stockholder.

         (d) "Person" shall mean an individual, corporation, trust, partnership, joint venture, association, unincorporated organization or other entity.

                                   ARTICLE II

                          COVENANTS OF THE STOCKHOLDER

         SECTION 2.01. AGREEMENT TO VOTE. At any meeting of the Shareholders of IIC held prior to the Termination Date (as defined in Section 5.06), however called, and at every adjournment thereof prior to the Termination Date, or in connection with any written consent of the Shareholders of IIC given prior to the Termination Date, subject to the last sentence of this Section 2.01, the Stockholder shall vote all of the Owned Shares that the Stockholder is entitled to vote, (i) in favor of IIC's entering into and performing the obligations under the Purchase Agreement (as amended from time to time), (ii) against any proposal for any recapitalization, merger, sale of assets, sale of stock or other business combination between or among IIC, AOI or any other Affiliate of IIC, on the one hand, and any other person or entity other than Focus or any Affiliate of Focus, on the other hand, or any other action or agreement, that would result in a breach of any representation, warranty, covenant or other obligation or agreement of AOI or IIC under the Purchase Agreement or that would result in any of the conditions to the obligations of Focus under the Purchase Agreement not being fulfilled, and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the Purchase Agreement with respect to which the Shareholders may be entitled to vote.

         The Stockholder, in furtherance of the transactions contemplated hereby and by the Purchase Agreement, and in order to secure the performance by the Stockholder of its duties and obligations under this Agreement, shall, upon execution of this Agreement, execute and deliver to Focus an irrevocable proxy, substantially in the form attached hereto as Exhibit A, and irrevocably appoint two of Focus' designees its attorneys, agents and proxies to vote (or cause to be voted) or, if applicable, to give consent, in the manner, and with respect to the matters, set forth above. The Stockholder agrees that the proxy executed and delivered by it shall be coupled with an interest, and shall constitute, among other things, an inducement for Focus to enter into the Purchase Agreement, and shall be irrevocable and binding on any successor in interest upon the occurrence of any event. Such proxy shall operate to revoke and render void any prior proxy as to the Owned Shares heretofore granted by the undersigned. Such proxy shall terminate upon the Termination Date (as defined in Section 5.06 of this Agreement).

         SECTION 2.02.  PROXIES AND VOTING AGREEMENTS.

         (a) The Stockholder hereby revokes any and all previous proxies granted with respect to matters set forth in Section 2.01 for the shares of IIC held by the Stockholder.

         (b) Prior to the Termination Date, the Stockholder shall not, directly or indirectly, except as contemplated hereby, grant any proxies or powers of attorney with respect to matters set forth in Section 2.01, deposit any of the Owned Shares into a voting trust or enter into a voting agreement with respect to any of the Owned Shares, in each case with respect to such matters.

         SECTION 2.03. TRANSFER OF OWNED SHARES BY THE STOCKHOLDER. Prior to the Termination Date, the Stockholder shall not (a) place any lien or other encumbrance on any Owned Shares, other than pursuant to this Agreement, or (b) make or agree to make any sale, transfer, pledge, hypothecation or other disposition of any Owned Shares.


                                   ARTICLE III

                   REPRESENTATIONS, WARRANTIES AND ADDITIONAL
                          COVENANTS OF THE STOCKHOLDER

         The Stockholder represents, warrants and covenants to Focus that:

         SECTION 3.01. OWNERSHIP. The Stockholder is as of the date hereof the beneficial and record owner of the number of IIC Common Shares set forth in SCHEDULE A attached hereto, the Stockholder has the sole and unencumbered right to vote the IIC Common Shares held by Stockholder and there are no restrictions on rights of disposition or other liens pertaining to the IIC Common Shares held by the Stockholder. None of the IIC Common Shares held by the Stockholder is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the IIC Common Shares, other than this Agreement.

         SECTION 3.02. AUTHORITY AND NON-CONTRAVENTION. The Stockholder has the right, corporate power and authority, or, where the Stockholder is an individual, has attained the age of majority and has legal capacity, and the Stockholder has been duly authorized by all necessary action (including consultation, approval or other action by or with any other person), to execute, deliver and perform this Agreement and consummate the transactions contemplated hereby. Such actions by the Stockholder (a) require no action by or in respect of, or filing with, any Governmental Authority with respect to the Stockholder, other than any required filings under Section 13 of the Exchange Act, and (b) do not and will not contravene or constitute a default under, or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Stockholder or to a loss of any benefit of the Stockholder under, any provision of applicable law or regulation or any agreement (including this Agreement), judgment, injunction, order, decree or other instrument binding on the Stockholder or result in the imposition of any lien on any asset of the Stockholder or any of its affiliates (other than as provided in this Agreement with respect to IIC Common Shares held by the Stockholder).

         SECTION 3.03. BINDING EFFECT. This Agreement has been duly executed and delivered by the Stockholder and is the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally and by equitable principles to which the remedies of specific performance and injunctive and similar forms of relief are subject.

         SECTION 3.04. TOTAL SHARES. The IIC Common Shares set forth in SCHEDULE A hereof are the only shares of capital stock of IIC owned beneficially or of record as of the date hereof by the Stockholder, and the Stockholder does not have any option to purchase or right to subscribe for or otherwise acquire any securities of IIC and has no other interest in or voting rights with respect to any other securities of IIC. No third party has an option to acquire the Owned Shares.

         SECTION 3.05. FINDER'S FEES. Except as disclosed in the Purchase Agreement, no investment banker, broker or finder is entitled to a commission or fee in respect of this Agreement based upon any agreement made by or on behalf of the Stockholder.

         SECTION 3.06.  REASONABLE  EFFORTS.  Prior to the Termination Date, the
Stockholder shall use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Focus in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Purchase and Sale and the other transactions contemplated by the Purchase Agreement and this Agreement, including (a) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings relating to the acquisition of AOI's assets and all other necessary filings with Governmental Authorities, if any and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority,
(b) the obtaining of all necessary consents, approvals or waivers from third parties, (c) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Purchase Agreement or this Agreement or the consummation of any of the transactions contemplated by the Purchase Agreement and this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (d) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Purchase Agreement and this Agreement.

                                   ARTICLE IV

                   REPRESENTATIONS, WARRANTIES AND ADDITIONAL
                               COVENANTS OF FOCUS

         Focus represents, warrants and covenants to the Stockholder that:

         SECTION 4.01. CORPORATE POWER AND AUTHORITY. Focus has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Focus of this Agreement and the consummation by Focus of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Focus.

         SECTION 4.02. BINDING EFFECT. This Agreement has been duly executed and delivered by Focus and is a valid and binding agreement of Focus, enforceable against Focus in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally and by equitable principles to which the remedies of specific performance and injunctive and similar forms of relief are subject.



                                    ARTICLE V

                                  MISCELLANEOUS

         SECTION 5.01. CONFIDENTIALITY. The Stockholder recognizes that successful consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof, the Stockholder agrees that it shall not disclose or discuss such matters with anyone not a party to this Agreement (other than its counsel and advisors, if any) without the prior written consent of Focus, except for filings required pursuant to the Exchange Act and the rules and regulations thereunder or disclosures Stockholder's counsel advises are necessary in order to fulfill its obligations imposed by law, in which event the Stockholder shall give notice of such disclosure to Focus as promptly as practicable, and in any event prior to the time any such filing or disclosure is made.

         SECTION 5.02. EXPENSES. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

         SECTION 5.03. FURTHER ASSURANCES. From time to time, at the request of Focus, in the case of the Stockholder, or at the request of the Stockholder, in the case of Focus, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

         SECTION 5.04. STOP TRANSFER. The Stockholder agrees that it shall not request that IIC or any other person register the transfer (by book-entry or otherwise) of any certificate or uncertificated interest representing any of the Stockholder's Owned Shares, unless such transfer is made in compliance with this Agreement and unless the transferee agrees in writing, in form and substance satisfactory to Focus, to be bound by the provisions hereof for the benefit of Focus. In the event of a stock dividend or distribution, or any change in the IIC Common Shares by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Owned Shares" shall refer to and include such Owned Shares as well as all such stock dividends and distributions and any IIC Common Shares into which or for which any or all of such Owned Shares may be changed or exchanged.

         SECTION 5.05. SPECIFIC PERFORMANCE. The Stockholder agrees that Focus would be irreparably damaged if for any reason the Stockholder fails to perform any of the Stockholder's obligations under this Agreement, and that Focus would not have an adequate remedy at law for money damages in such event. Accordingly, Focus shall be entitled to seek specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by the Stockholder. This provision is without prejudice to any other rights that Focus may have against the Stockholder for any failure to perform its obligations under this Agreement.

         SECTION 5.06. AMENDMENTS; TERMINATION. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. The representations, warranties, covenants and agreements set forth in Article II, Sections 3.01 and 3.06 and Article IV shall terminate, except with respect to liability for prior breaches thereof, upon the termination of the Purchase Agreement in accordance with its terms or, if earlier, upon the Closing (as defined in the Purchase Agreement) (the "Termination Date").

         SECTION 5.07. SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective estates, heirs, successors and permitted assigns; provided, however, that a party may not assign, delegate or otherwise transfer any of such party's rights or obligations under this Agreement without the consent of the other parties hereto and any purported assignment, delegation or transfer without such consent shall be null and void.

         SECTION 5.08. CERTAIN EVENTS. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the IIC Common Shares Beneficially Owned by the Stockholder and shall be binding upon any person to which legal or Beneficial Ownership of such shares shall pass, whether by operation of law or otherwise.

         SECTION 5.09. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         SECTION 5.10. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given (a) on the first business day following the date received, if delivered personally or by telecopy (with telephonic confirmation of receipt by the addressee), (b) on the business day following timely deposit with an overnight courier service, if sent by overnight courier specifying next day delivery and (c) on the first business day that is at least five (5) days following deposit in the mails, if sent by first class mail, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         If to Focus, to:

                  Focus Automation Systems, Inc.
                  101 Randall Drive
                  Waterloo, Ontario  N2V 1C5
                  Facsimile: (519) 746-3204
                  Attention: David Chornaby
         with a copy (which shall not constitute notice) to:


                  Gowling, Strathy & Henderson
                  50 Queen Street North, Suite 1020
                  Kitchener, Ontario N2H 6M2
                  Facsimile: 519-571-5006
                  Attention: W. David Petras

         If to IIC, to:

                  Industrial Imaging Corporation.
                  847 Rogers Street
                  Lowell, Massachusetts  USA 01852
                  Facsimile: (978) 453-0661
                  Attention:  Juan J. Amodei, President

         with a copy (which shall not constitute notice) to:

                  Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. One Financial Center
                  Boston, MA   02111
                  Facsimile: (617) 542-2241
                  Attention:  Neil H. Aronson, Esquire

         If to the Stockholder, to:

                  Charles M. Leighton
                  51 Vaughn Hill Rd
                  Bolton, MA  01740
                  Facsimile: (978) 779-6993

         with a copy (which shall not constitute notice) to:



         SECTION 5.11. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware.

         SECTION 5.12. COUNTERPARTS; EFFECTIVENESS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

         SECTION 5.13. DESCRIPTIVE HEADINGS. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         SECTION 5.14. SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision, and this Agreement will be reformed, construed and enforced as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein. The parties shall endeavor in good faith negotiations to replace any invalid, illegal or unenforceable provision with a valid provision the effects of which come as close as possible to those of such invalid, illegal or unenforceable provision.

         SECTION 5.15. ATTORNEYS' FEES. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys fees, costs and necessary disbursements, in addition to any other relief to which such party may be entitled.




                     {signature page immediately following}

         IN WITNESS WHEREOF, Focus and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.


                                         FOCUS AOI, INC.


                                         By: /s/ David Chornaby
                                            ------------------------------------
                                         Name:     David Chornaby
                                         Title:    COO/Secretary-Treasurer


                                         INDUSTRIAL IMAGING CORPORATION


                                         By: /s/ Juan J. Amodei
                                            ------------------------------------
                                         Name:     Juan J. Amodei
                                         Title:    President



                                         By: /s/ Charles M. Leighton
                                            ------------------------------------
                                         Charles M. Leighton

                      EXHIBIT A TO STOCKHOLDER'S AGREEMENT

                              AND IRREVOCABLE PROXY

         In order to secure the performance of the duties of the undersigned pursuant to the Stockholder's Voting Agreement and Irrevocable Proxy, dated as of October 29, 1999 (the "Stockholder Agreement"), by and between Focus AOI, Inc., Industrial Imaging Corporation and the undersigned., a copy of which is attached hereto and incorporated by reference herein, the undersigned hereby irrevocably appoints Ronald Strauss, failing him David Chornaby, the attorney, agent and proxy, with full power of substitution in each of them, for the undersigned, and in the name, place and stead of the undersigned, to vote or cause to be voted or, if applicable, to give consent, in such manner as each such attorney, agent and proxy shall, in his sole discretion, deem proper to record such vote (or consent) in the manner, and with respect to the matters, set forth in Article II of the Stockholder Agreement with respect to all shares of Common Stock, $.01 par value per share (the "IIC Common Shares") of
Industrial Imaging Corporation, a Delaware corporation ("IIC"), which the undersigned is or may be entitled to vote at any meeting of IIC held after the date hereof, whether annual or special and whether or not an adjourned meeting, or, if applicable, to give written consent with respect thereto. This Proxy is coupled with an interest, shall be irrevocable and binding on any successor in interest of the undersigned and shall not be terminated by operation of law upon the occurrence of any event including, without limitation, the death or incapacity of the undersigned. This Proxy shall operate to revoke and render void any prior proxy as to the IIC Common Shares heretofore granted by the undersigned. This Proxy shall terminate upon the Termination Date (as defined in Section 5.06 of the Stockholder Agreement).



                                       By: /s/ Charles M. Leighton
                                          --------------------------------------
                                       Name:     Charles M. Leighton



                                                   3,000,000
                                       ---------------------------------------
                                       Number of IIC Common Shares to be Voted